SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Exact name of registrant as specified in its charter)

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

TELECOM ARGENTINA S.A.

Item

1.	Discussion of Telecom Argentina S.A.’s results of operations, liquidity and capital resources as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016

2.	Telecom Argentina S.A.’s unaudited condensed consolidated financial statements as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016

Results of Operations, Liquidity and Capital Resources as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016

The below contains information regarding our (a) consolidated results of operations and (b) results of operations by segment for the six-month period ended June 30, 2017 and 2016 (“1H17” and “1H16”, respectively). The below also contains information about our liquidity and capital resources for the same periods.

Information regarding Management Overview, Economic and Political Developments in Argentina, Critical Accounting Policies, Taxes, Trend Information, Off-balance Sheet Arrangements and Tabular Disclosures of Contractual Obligations have no substantial changes of that available in Item 5 — Operating and Financial Review and Prospects of Telecom 2016 Form 20-F and should be read in conjunction with this Results of Operations.

Six-month periods ended June 30, 2017 and 2016

(A) Consolidated Results of Operations

In the six-month period ended June 30, 2017, we reported net income of P$3,639 million, compared to net income of P$1,737 million for the six-month period ended June 30, 2016. Net income attributable to Telecom Argentina increased P$1,890 million in 2017 as compared to 2016, reaching P$3,615 million.

Consolidated revenues in 1H17 were P$30,544 million compared to P$25,406 million in 1H16. The increase of P$5,138 million in 1H17 (a 20% increase) can be largely attributed to the growth in the outbound mobile services provided by Personal and Voice and Internet services included in the Fixed Services segment, in both segments mainly due to an increase in the prices of our services.

In 1H17, operating expenses (including depreciation and amortization and disposals and impairment of PP&E) totaled P$24,732 million, representing an increase of P$3,018 million, or 14%. The increase in costs is mainly a consequence of higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes, higher provisions, the increase in bad debt expenses and higher depreciations and amortizations, partially offset by the decrease in the cost of equipment and handsets, the decrease of VAS costs and the decrease in agent commissions. For further information on these variations see “Operating expenses” below.

1H17 Compared to 1H16

					Change by segment (1)
	1H17	1H16	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	P$ million		%	P$ million
Revenues	30,544	25,406	20	5,138	2,300	2,775	63
Other Income	39	29	35	10	11	(1)	—
Operating expenses (without depreciation and amortization)	(21,239)	(18,671)	14	(2,568)	(1,916)	(684)	32
Adjusted EBITDA (2)	9,344	6,764	38	2,580	395	2,090	95
Depreciation and amortization	(3,392)	(2,894)	17	(498)	(157)	(290)	(51)
Disposals and impairment of PP&E	(101)	(149)	(32)	48	(48)	97	(1)
Operating income	5,851	3,721	57	2,130	190	1,897	43
Financial results, net	(260)	(1,046)	(75)	786	50	741	(5)
Income tax expense	(1,952)	(938)	108	(1,014)	(105)	(908)	(1)
Net income	3,639	1,737	110	1,902	135	1,730	37

Net income attributable to:
Telecom Argentina (Controlling Company)	3,615	1,725	110	1,890
Noncontrolling interest	24	12	100	12

(1)         Includes the effect of eliminations of Intersegment transactions.

(2)         Adjusted EBITDA is a non-GAAP measure. See the purpose of use of Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net income in section “Adjusted EBITDA”.

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Revenues

	1H17	1H16	Total Change
	P$ million		%	P$ million
Services
Voice	3,976	2,751	45	1,225
Internet	3,669	2,838	29	831
Data	1,686	1,402	20	284
Subtotal Fixed Services	9,331	6,991	34	2,340
Outbound	14,400	11,788	22	2,612
Inbound	1,323	725	83	598
Other	769	645	19	124
Subtotal Personal Mobile Services	16,492	13,158	25	3,334
Outbound	1,100	916	20	184
Inbound	64	62	3	2
Other	103	150	(31)	(47)
Subtotal Núcleo Mobile Services	1,267	1,128	12	139
Total service revenues	27,090	21,277	27	5,813
Equipment
Fixed Services	25	65	(62)	(40)
Personal Mobile Services	3,379	3,938	(14)	(559)
Núcleo Mobile Services	50	126	(60)	(76)
Total equipment revenues	3,454	4,129	(16)	(675)

Total revenues	30,544	25,406	20	5,138

During 1H17 consolidated total revenues increased 20% (+P$5,138 million vs. 1H16) amounting to P$30,544 million mainly fueled by the outbound mobile services provided by Personal and Voice and Internet services included in the Fixed Services segment.

Services revenues amounted to P$27,090 million (+27% vs. 1H16) and represented 89% of consolidated revenues (vs. 84% in 1H16). Equipment revenues decreased 16%, amounting to P$3,454 million and represented 11% of consolidated revenues (vs. 16% in 1H16).

Fixed Services

During 1H17, services revenues generated by this segment amounted to P$9,331 million (+P$2,340 million or +34% vs. 1H16), where Voice revenues have grown the most (+P$1,225 million or +45% vs. 1H16), followed Internet services (+P$831 million or +29% vs. 1H16).

Voice revenues (including the net revenues generated by the subsidiary Telecom USA in the amount of P$160 million) reached P$3,976 million in 1H17. The increase was mainly due to the increase in plans prices.

Internet revenues amounted to P$3,669 million in 1H17 as a result of the increase in the average plans prices. As of June 30, 2017, the number of ADSL subscribers amounted to approximately 1,735,000. The churn rate per month amounted to 1.4% in 1H17 (vs. 1.5% in 1H16).

Data revenues (including the revenues generated by the subsidiary Telecom USA amounted to P$7 million) amounted to P$1,686 million in 1H17 (+P$284 million or +20% vs. 1H16). These revenues were generated focusing on the Company’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the P$/US$ exchange rate related to agreements settled in such foreign currency and to the increase in the number of Innovation services’ customers.

Personal Mobile Services

During 1H17, total services revenues amounted to P$16,492 million (+P$3,334 million or +25% vs. 1H16), being the principal business segment in revenues terms (61% and 62% of consolidated services revenues in 1H17 and 1H16, respectively). As of June 30, 2017, Personal reached 19.5 million subscribers in Argentina (-2% vs. 1H16). Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Abono Fijo” and Mobile Internet subscribers’ dongles).

The main ratios were:

• The churn rate per month amounted to 3% in 1H17 (vs. 3% in 1H16);

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• ARPU amounted to P$135.3 per month in 1H17 (vs. P$106.2 per month in 1H16), representing a 27% increase (ARPU is a non-GAAP measure; see the purpose of use of ARPU and reconciliation of Revenues for the calculation of ARPU in section (B.2) Personal Mobile Services Segment — Revenues);

• Other income generated by mobile Internet services amounted to P$7,776 million (+3,106 million or +67% vs. 1H16), fueled by new subscribers, the migration of subscribers to higher value service plans and the increase in subscribers holding 3G and 4G handsets, which enhance Internet usage.

Outbound mobile services revenues amounted to P$14,400 million in 1H17 (+P$2,612 million or +22% vs. 1H16). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Abono fijo” subscriber base and to the increase of the online recharges in the prepaid subscriber base.

Inbound mobile services revenues (including CPP and TLRD) amounted to P$1,323 million (+P$598 million or +83% vs. 1H16). This increase is mainly related to the increase of the price per minute of CPP services, representing an increase in CPP services revenues, which were partially offset by a decrease in traffic volumes. TLRD average price per minute also increased, representing an increase in TLRD services revenues, which were partially offset by a decrease in interconnection traffic volumes.

Other mobile services revenues amounted to P$769 million (+P$124 million or +19% vs. 1H16) mainly due to the increase in interconnection charges, which were partially offset by a decrease in international roaming traffic.

Núcleo Mobile Services

This segment generated services revenues equivalent to P$1,267 million during 1H17 (+P$139 million or 12% vs. 1H16) mainly due to the Internet revenues increase related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of June 30, 2017, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 83% and 17% in 1H17, respectively.

Internet revenues amounted to P$584 million (+31% vs. 1H16) and represented 46% of Núcleo Mobile Services segment services revenues (vs. 40% in 1H16).

Equipment

Revenues from equipment amounted to P$3,454 million, a decrease of P$675 million or -16% vs. 1H16. This decrease is mainly related to the Personal Mobile Services with a decrease of P$559 million vs. 1H16 due to lower handsets sold (-14% vs. 1H16) partially offset by higher handset’s sale prices (+8% vs. 1H16).

Other income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on retirements of PP&E. During 1H17, other income increased 35% to P$39 million from P$29 million in 1H16.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization and impairment of PP&E) increased by P$2,568 million totaling P$21,239 million in 1H17, representing a 14% increase as compared to 1H16.

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					Change by segment (1)
	1H17	1H16	Total Change		Fixed Services	Personal Mobile Services	Núcleo Mobile Services
	P$ million		%	P$ million
Employee benefit expenses and severance payments	5,878	4,435	33	1,443	1,119	311	13
Interconnection costs and other telecommunications charges	1,532	1,330	15	202	55	163	(16)
Fees for services, maintenance, materials and supplies	2,959	2,335	27	624	417	182	25
Taxes and fees with the Regulatory Authority	2,870	2,494	15	376	140	226	10
Commissions	1,803	1,850	(3)	(47)	33	(96)	16
Cost of equipment and handsets	2,769	3,083	(10)	(314)	(56)	(163)	(95)
Advertising	479	371	29	108	44	70	(6)
Cost of VAS	466	792	(41)	(326)	9	(348)	13
Provisions	259	81	220	178	42	136	—
Bad debt expenses	675	518	30	157	44	114	(1)
Other operating expenses	1,549	1,382	12	167	69	89	9
Total operating expenses (without depreciation and amortization)	21,239	18,671	14	2,568	1,916	684	(32)

(1)         Net of the Intersegment transactions effect.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to P$5,878 million (+P$1,443 million or +33% vs. 1H16). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges.

With a total headcount of 15,570 by the end of 1H17, (vs. 16,381 employees in 1H16), lines in service per employee reached 360 in the Fixed Services segment (+1% vs. 1H16), subscribers per employee reached 4,337 in the Personal Mobile Services segment (+7% vs. 1H16) and subscribers per employee reached 6,537 (+5% vs. 1H16) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to P$1,532 million (+P$202 million or +15% vs. 1H16). The increase was mainly due to higher TLRD costs.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to P$2,959 million, +P$624 million or +27% vs. 1H16. The increase was mainly due to higher software maintenance costs in the fixed segment and an increase in system licenses costs in the mobile segment. There were also increases in fees for services, mainly related to call centers and to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to P$2,870 million (+15% vs. 1H16), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the tax on deposits to and withdrawals from bank accounts related to higher collections and payments to suppliers.

Commissions

Commissions (including agent, distribution of prepaid cards and other commissions) amounted to P$2,318 million (a gain of P$206 million or -8% vs. 1H16). The decrease was mainly due to the decrease in agents’ commissions as well as a decrease in collection commissions, CPP commissions and others.

On the other hand, agent commissions capitalized as SAC amounted to P$515 million, -P$159 million or -24% vs. 1H16.

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Cost of equipment and handsets

Cost of equipment and handsets amounted to P$2,806 million (a gain of P$333 million or -11% vs. 1H16) mainly due to a decrease in the units of handsets sold (-21% vs. 1H16) partially offset by an increase in the average unit cost of sales (+21% vs. 1H16) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to P$37 million, -P$19 million or -34% vs. 1H16.

Advertising

Advertising amounted to P$479 million (+P$108 million vs. 1H16), mainly due to the new advertising campaigns launched by the Telecom Group during 2017.

Cost of VAS

Cost of VAS amounted to P$466 million (-P$326 million or -41% vs. 1H16). The decrease was mainly due to the decrease of VAS sales in the Personal Mobile Services segment, as a consequence of the content suppliers depuration carried out within the content business general reorganization realized by Personal in 2016.

Provisions

Provisions amounted to P$259 million, +P$178 million vs. 1H16, mainly due to higher labor claims (+P$125 million vs. 1H16).

Bad debt expenses

Bad debt expenses amounted to P$675 million (+P$157 million or +30% vs. 1H16), representing approximately 2% of the consolidated revenues in 1H17 and 1H16, respectively. The main increase is derived from the Mobile Services segments (amounting to P$113 million) as a consequence of higher aging of the accounts receivable allowances, recorded in accordance with the accounting policy of the Group, and the impact of handsets sales directly financed by Telecom Personal and Núcleo to its postpaid and “Abono Fijo” subscribers.

Other operating expenses

Other operating expenses amounted to P$1,549 million (+P$167 million or +12% vs. 1H16). The increase was mainly due to higher prices on related services in the operations in Argentina and the increase of rent prices (+P$103 million or +28% vs. 1H16), as a result of new agreements and the renegotiation of some of the existing ones.

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For a further breakdown of our consolidated operating expenses, see “—Results of Operations by Segment” below.

Adjusted EBITDA

An important operational performance measure used by the Company is Adjusted EBITDA. Adjusted EBITDA is defined as our net income less income taxes, financial results, depreciation and amortization and disposals and impairment of PP&E. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the age and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Adjusted EBITDA to Net income:

			% of Change
	1H17	1H16	2017-2016
	P$ million		Increase/(Decrease)
Adjusted EBITDA	9,344	6,764	38
Depreciation and amortization	(3,392)	(2,894)	17
Disposals and impairment of PP&E	(101)	(149)	(32)
Financial results, net	(260)	(1,046)	(75)
Income tax expense	(1,952)	(938)	108
Net income	3,639	1,737	110

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Adjusted EBITDA amounted to P$9,344 million in 1H17 (+P$2,580 million or +38% vs. 1H16), representing 31% of consolidated revenues in 1H17 (vs. 27% in 1H16). This growth was mainly fueled by the Fixed Services segment (+P$460 million or +29% vs. 1H16) and the Mobile Services segments (+P$2,120 million or +41% vs. 1H16).

Depreciation and amortization

Depreciation and amortization amounted to P$3,392 million (+P$498 million or +17% vs. 1H16). The increase in depreciation and amortization includes P$453 million from PP&E depreciation and P$73 million from amortization of SAC and service connection costs, partially offset by P$28 million from amortization of intangible assets without SAC. The increase in depreciation and amortization corresponds 32% to the Fixed Services segment and 68% to the mobile services segments.

Disposals and impairment of PP&E

Disposals and impairment of PP&E amounted to P$101 million in 1H17 (-P$48 million vs. 1H16), P$39 million generated by the Fixed Services segment and P$62 million generated by the Mobile Services segments.

Operating income

Operating income amounted to P$5,851 million in 1H17 (+P$2,130 million or 57% vs. 1H16). The margin over consolidated revenues represented 19% in 1H17 (vs. 15% in 1H16). This growth was mainly fueled by the Personal Mobile Services segment (+P$1,832 million or +62% vs. 1H16) and the Fixed Services segment (+P$255 million or +35% vs. 1H16).

			% of Change
	1H17	1H16	2017-2016
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	9,344	6,764	38
As % of revenues	31	27
Depreciation and amortization	(3,392)	(2,894)	17
As % of revenues	(11)	(11)
Disposals and impairment of PP&E	(101)	(149)	(32)
Operating income	5,851	3,721	57
As % of revenues	19	15

(1)         Adjusted EBITDA is a non-GAAP measure. See the purpose of use of Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net income in section “Adjusted EBITDA”.

Financial results, net

Net financial results resulted in a net loss of P$260 million, representing a lower loss of P$786 million vs. 1H16. The lower loss was mainly due to lower foreign currency exchange losses (+P$256 million vs. 1H16), higher interests on receivables (+P$188 million vs. 1H16), higher investments results (+P$155 million vs. 1H16) and lower interests on loans (+P$251 million vs. 1H16).

Income tax expense

Income tax expense amounted to P$1,952 million and P$938 million in 1H17 and 1H16, respectively.

The Company’s income tax charge includes two effects: (i) the current tax payable for the period pursuant to tax legislation applicable to each company in the Telecom Group and (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria.

(i)            Regarding current tax expenses, Telecom Argentina, Telecom Argentina USA, Personal and Núcleo generated tax profit in 1H17, resulting in an income tax payable of P$2,431 million versus P$1,035 million in 1H16. Fixed Segment income tax expense in 1H17 amounted to P$436 million as compared to P$269 million in 1H16; Personal’s income tax expense, in 1H17, amounted to P$1,978 million compared to P$748 million in 1H16; Núcleo’s income tax expense, in 1H17, amounted to P$14 million compared to P$11 million in 1H16; and Telecom Argentina USA’s income tax expense, in 1H17, amounted to P$3 million compared to P$7 million in 1H16.

(ii)         Regarding the deferred tax, in 1H17 and 1H16, the Fixed Segment recorded a deferred tax gain of P$126 million and P$69 million, respectively; Personal recorded a deferred tax gain of P$353 million and

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P$31 million, respectively; Núcleo recorded a deferred tax loss of P$3 million and P$5 million, respectively; and Telecom Argentina USA recorded a deferred tax gain of P$3 million and P$2 million, respectively.

Net Income

Telecom Argentina reached a net income of P$3,639 million in 1H17, +P$1,902 million or +110% as compared to 1H16, representing 12% of the consolidated revenues in 1H17 (vs. 7% in 1H16). Net income attributable to Telecom Argentina amounted to P$3,615 million in 1H17, +P$1,890 million or +110% as compared to 1H16.

(B) Results of Operations by Segment

(B.1) Fixed Services Segment

Results of operations for our Fixed Services segment for 1H17 and 1H16 are comprised as follows:

	1H17	1H16	Total Change
	P$ million		%	P$ million
Revenues (1)	10,546	8,087	30	2,459
Other Income (2)	44	31	42	13
Operating expenses (without depreciation and amortization)	(8,520)	(6,508)	31	(2,012)
Adjusted EBITDA (3)	2,070	1,610	29	460
Depreciation and amortization	(1,051)	(894)	18	(157)
Disposals and Impairment of PP&E	(39)	9	n/a	(48)
Operating income	980	725	35	255
Financial results, net (4)	(93)	(143)	(35)	50
Income tax expense	(310)	(205)	51	(105)
Net income	577	377	53	200

(1)         Includes intersegment revenues of P$1,190 million and P$1,031 million in 1H17 and 1H16, respectively.

(2)         Includes intersegment other income of P$12 million and P$10 million in 1H17 and 1H16, respectively.

(3)         Adjusted EBITDA is a non-GAAP measure. See the purpose of use of Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net income in section “Adjusted EBITDA”.

(4)         Includes intersegment financial income of P$73 million in 1H16.

Revenues

During 1H17, revenues from our Fixed Services segment increased by 30% to P$10,546 million from P$8,087 million in 1H16. The increase was mainly due to an increase in Voice and Internet services.

Revenues from our Fixed Services segment for 1H17 and 1H16 are comprised as follows:

	1H17	1H16	Total Change
	P$ million		%	P$ million
Voice	3,976	2,751	45	1,225
Internet	3,669	2,838	29	831
Data	1,686	1,402	20	284
Service Revenues	9,331	6,991	34	2,340
Equipment (1)	25	65	(62)	(40)
Subtotal third party revenues	9,356	7,056	33	2,300
Intersegment	1,190	1,031	15	159
Total Fixed Services revenues	10,546	8,087	30	2,459

(1)         This item is composed of voice, data and Internet equipment in each period.

During 1H17, services revenues generated by this segment amounted to P$9,331 million (+P$2,340 million or +34% vs. 1H16), where Voice revenues have grown the most (+P$1,225 million or +45% vs. 1H16), followed by Internet services (+P$831 million or +29% vs. 1H16).

Voice revenues (including the net revenues generated by the subsidiary Telecom USA in the amount of P$160 million) reached P$3,976 million in 1H17 (+45% vs. 1H16). The increase was mainly due to the increase in the price of the services.

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Internet revenues amounted to P$3,669 million in 1H17 (+29% vs. 1H16) as a result of the increase in the average plans prices. As of June 30, 2017, the number of ADSL subscribers amounted to approximately 1,735,000. The churn rate per month amounted to 1.4% in 1H17 (vs. 1.5% in 1H16).

Data revenues (including the revenues generated by the subsidiary Telecom Argentina USA amounted to P$7 million) amounted to P$1,686 million in 1H17 (+P$284 million vs. 1H16). These revenues were generated focusing on the Company’s position as an integrated ICTs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the P$/US$ exchange rate related to agreements settled in such foreign currency and to the increase in the number of Innovation services’ customers.

Equipment

Revenues from equipment amounted to P$25 million in 1H17 compared to P$65 million in 1H16 (-P$40 million or -62% vs. 1H16).

Intersegment

Intersegment revenues mainly includes interconnection services, which primarily include Access, termination and transportation of calls, leases of circuits, revenues related to billing and collection services charged.

During 1H17, our intersegment revenues increased 15% to P$1,190 million from P$1,031 million in 1H16. The intersegment revenues are eliminated at the consolidated level.

Other income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains on retirements of PP&E. During 1H17, other income increased 42% to P$44 million from P$31 million in 1H16.

Operating expenses (without depreciation and amortization)

During 1H17, total operating expenses (without depreciation and amortization) for the Fixed Services segment increased 31% to P$8,520 million from P$6,508 million in 1H16. The increase was mainly due to increases in employee benefit expenses and severance payments, interconnection costs and other telecommunications charges, fees for services, maintenance, materials and supplies and taxes and fees with the Regulatory Authority.

Detailed below are the major components of our operating expenses for 1H17 and 1H16 related to our Fixed Services segment:

	1H17	1H16	Total Change
	P$ million		%	P$ million
Employee benefit expenses and severance payments	4,403	3,284	34	1,119
Interconnection costs and other telecommunications charges	620	480	29	140
Fees for services, maintenance, materials and supplies	1,515	1,093	39	422
Taxes and fees with the Regulatory Authority	693	553	25	140
Commissions	186	153	22	33
Cost of equipment	31	87	(64)	(56)
Advertising	82	38	116	44
Cost of VAS	36	27	33	9
Provisions	72	30	140	42
Bad debt expenses	111	67	66	44
Other operating expenses	771	696	11	75
Total Fixed Services (1)	8,520	6,508	31	2,012

(1)         Includes intersegment cost of P$163 million and P$67 million in 1H17 and 1H16, respectively. These costs are eliminated at the consolidated level.

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Employee benefit expenses and severance payments

During 1H17 employee benefit expenses and severance payments amounted to P$4,403 million (+P$1,119 million or +34% vs. 1H16). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. The Fixed Services segment had 10,720 and 11,106 employees as of June 30, 2017 and 2016, respectively.

Interconnection costs and other telecommunications charges

Interconnection costs and other telecommunications charges includes interconnection costs, lease of circuits and costs of international outbound calls, which reflect payments made under bilateral agreements between Telecom Argentina and international carriers in connection with outgoing calls made by our customers.

Interconnection costs and other telecommunications charges included intersegment costs of P$130 million and P$45 million in 1H17 and 1H16, respectively.

In 1H17 interconnection costs and other telecommunications charges amounted to P$620 million, representing an increase of 29% from P$480 million in 1H16.

Fees for services, maintenance, materials and supplies

During 1H17, fees for services, maintenance, materials and supplies increased 39% to P$1,515 million from P$1,093 million in 1H16.

The increase was mainly due to higher software maintenance costs and to higher costs recognized to suppliers.

Fees for services, maintenance, materials and supplies are net of service connection fees capitalized (P$24 million and P$26 million in 1H17 and 1H16, respectively).

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$18 million and P$13 million in 1H17 and 1H16, respectively that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 25% to P$693 million in 1H17 from P$553 million in 1H16. The increase was mainly due to the increase in revenues and the increase of the tax on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers.

Commissions

During 1H17, costs related to commissions amounted to approximately P$186 million, representing an increase of 22% as compared to P$153 million in 1H16. The increase was mainly due to the increase in agents’ commissions (associated with higher revenues) and the increase of collection commissions.

Cost of equipment

During 1H17 and 1H16 we recorded P$31 million and P$87 million in cost of equipment, respectively.

Advertising

During 1H17, we recorded P$82 million in costs of advertising representing an increase of 116% as compared to P$38 million recorded in 1H16. Telecom Argentina continued its advertising campaigns as a result of competition in the Internet services market.

Cost of VAS

Cost of VAS increased to P$36 million in 1H17 from P$27 million in 1H16.

Provisions

During 1H17, we recorded P$72 million in provisions compared to P$30 million recorded in 1H16. The increase in 2016 was mainly due to higher labor claims for approximately P$16 million.

Bad debt expenses

Bad debt expenses amounted to P$111 million and P$67 million in 1H17 and 1H16, respectively. The increase was mainly due to higher aging of accounts receivables.

10

Other operating expenses

Other operating expenses include accrued expenses such as transportation costs, insurance, international and satellite connectivity, energy and rentals.

During 1H17, our other operating expenses amounted to P$771 million compared to P$696 million in 1H16. The increase was mainly due to higher prices on related services and the increase of rent prices, as a result of new agreements and the renegotiation of some of the existing ones.

Other operating expenses included intersegment costs of P$15 million and P$9 million in 1H17 and 1H16, respectively that are eliminated at the consolidated level.

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Adjusted EBITDA

An important operational performance measure used by the Company is Adjusted EBITDA. Adjusted EBITDA is defined as our net income less income taxes, financial results, depreciation and amortization and disposals and impairment of PP&E. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the age and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Adjusted EBITDA to Net income:

			% of Change
	1H17	1H16	2017-2016
	P$ million		Increase/(Decrease)
Adjusted EBITDA	2,070	1,610	29
Depreciation and amortization	(1,051)	(894)	18
Disposals and impairment of PP&E	(39)	9	n/a
Financial results, net	(93)	(143)	(35)
Income tax	(310)	(205)	51
Net income	577	377	53

Our Adjusted EBITDA from the Fixed Services segment was P$2,070 million and P$1,610 million in 1H17 and 1H16, respectively, representing 20% of total segment revenues in both periods.

Depreciation and amortization

Depreciation and amortization expenses were P$1,051 million and P$894 million in 1H17 and 1H16, respectively. The increase was mainly due to assets acquired and transferred during 2017.

Disposals and impairment of PP&E

Disposals and impairment of PP&E amounted to P$39 million loss in 1H17 and P$9 million gain in 1H16.

Operating income

Operating income represented 9% of total segment revenues both in 1H17 and 1H16, respectively. In 1H17, the operating income from our Fixed Services segment increased 35% to P$980 million from P$725 million in 1H16.

The following table shows our operating income from the Fixed Services segment in 1H17 and 1H16 and its percentage of revenues in each period:

			% of Change
	1H17	1H16	2017-2016
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	2,070	1,610	29
As % of revenues	20	20
Depreciation and amortization	(1,051)	(894)	18
As % of revenues	(10)	(11)
Disposals and impairment of PP&E	(39)	9	n/a
Operating income	980	725	35
As % of revenues	9	9

(1)         Adjusted EBITDA is a non-GAAP measure. See the purpose of use of Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net income in section “Adjusted EBITDA”.

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Financial results, net

During 1H17, there was a net loss of P$93 million compared to P$143 million loss in 1H16. The decrease in the net financial loss compared to 1H16 was mainly due to lower foreign currency exchange net losses (P$55 million), higher interests on receivables (+P$25 million vs. 1H16), partially offset by higher interest on provisions (+P$29 million).

Income tax expense

As previously mentioned, the income tax charge includes two effects (See “—Six-month periods ended June 30, 2017 and 2016—(A) Income tax expense”).

During 1H17, our Fixed Services segment recorded an income tax expense of P$310 million compared to P$205 million in 1H16.

The income tax expense in 1H17 was mainly attributable to the recognition of current income tax expense (amounting to P$439 million), partially offset by income generated by deferred tax on temporary differences (amounting to P$129 million).

The income tax expense in 1H16 was mainly attributable to the recognition of current income tax expense (amounting to P$276 million), partially offset by income generated by deferred tax on temporary differences (amounting to P$71 million).

Net income

For 1H17 and 1H16, the Fixed Services segment recorded net income of P$577 million and P$377 million, respectively. The increase was mainly due to an increase in our operating income, partially offset by an increase in income tax expense, as detailed above.

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(B.2) Personal Mobile Services Segment

Results of operations from our Personal Mobile Services segment for 1H17 and 1H16 are comprised as follows:

	1H17	1H16	Total Change
	P$ million		%	P$ million
Revenues (1)	20,039	17,168	17	2,871
Other Income	7	8	(13)	(1)
Operating expenses (without depreciation and amortization)	(13,247)	(12,402)	7	(845)
Adjusted EBITDA (2)	6,799	4,774	42	2,025
Depreciation and amortization	(1,965)	(1,675)	17	(290)
Disposals and impairment of PP&E	(62)	(159)	(61)	97
Operating income	4,772	2,940	62	1,832
Financial results, net (3)	(159)	(900)	(82)	741
Income tax expense	(1,625)	(717)	127	(908)
Net income	2,988	1,323	126	1,665

(1)         Includes intersegment revenues of P$168 million and P$72 million in 1H17 and 1H16, respectively.

(2)         Adjusted EBITDA is a non-GAAP measure. See the purpose of use of Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net income in section “Adjusted EBITDA”.

(3)         Includes intersegment financial loss of P$73 million in 1H16.

Revenues

During 1H17, revenues from our Personal Mobile Services segment increased by 17% to P$20,039 million from P$17,168 million in 1H16. The increase was mainly due to the increase in prices of our services and the increase in the monthly consumption of the offered services, primarily Internet services.

An important monthly operational measure used in the Personal Mobile Services segment is ARPU, which we calculate by dividing adjusted total service revenues—excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others—(divided by 6 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS (non-GAAP measure) and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Results of Operations. Our Management believes that this measure is helpful in assessing the development of the subscriber base in the Personal Mobile Services segment. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	1H17	1H16
	(P$ million)
Total service revenues	16,660	13,230
Components of service revenues not included in the ARPU
Outcollect wholesale roaming	(118)	(146)
Cell sites rental	(49)	(41)
Reconnection fees and others	(640)	(489)
Adjusted total service revenues included in the ARPU (1)	15,853	12,554
Average number of subscribers during the period (thousands)	19,524	19,707

(1)         Certain components of service revenues are not included in the ARPU calculation. Includes Intersegment revenues for P$168 million in 1H17 and P$72 million in 1H16.

During 1H17, ARPU increased 27% to approximately P$135.3 per customer per month compared to approximately P$106.2 per customer per month in 1H16.

The total number of Personal’s subscribers decreased approximately 2% to 19.5 million as of June 30, 2017 from 20.0 million as of June 30, 2016. As of June 30, 2017, the subscriber base amounted to approximately 13 million prepaid subscribers (customers that made at least one recharge in the last thirteen months as of June 30, 2017), or 67% of the total subscriber base, approximately 2.2 million post-paid subscribers, or 11% of the total subscriber base and approximately 4.3 million “Abono Fijo” plan subscribers, or 22% of the total subscriber base.

Revenues from our Personal Mobile Services segment for 1H17 and 1H16 are comprised as follows:

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	1H17	1H16	Total Change
	P$ million		%	P$ million
Outbound	14,400	11,788	22	2,612
Inbound	1,323	725	83	598
Other	769	645	19	124
Services Revenues	16,492	13,158	25	3,334
Equipment	3,379	3,938	(14)	(559)
Subtotal third party revenues	19,871	17,096	16	2,775
Intersegment	168	72	133	96
Total Personal Mobile Services Revenues	20,039	17,168	17	2,871

Outbound

Outbound mobile services revenues amounted to P$14,400 million in 1H17 (+P$2,612 million or +22% vs. 1H16). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Abono fijo” subscriber base and to the increase of the online recharges in the prepaid subscriber base.

Revenues generated by mobile Internet services amounted to P$7,776 million (+P$3,106 million or +67% vs. 1H16), fueled by new subscribers, the migration of subscribers to higher value service plans and the increase in subscribers holding 3G and 4G handsets, which enhance Internet usage.

Inbound

Inbound mobile services revenues (including CPP and TLRD) amounted to P$1,323 million (+P$598 million or +83% vs. 1H16). This increase is mainly related to the increase of the price per minute of CPP services, representing an increase in CPP services revenues, which were partially offset by a decrease in traffic volumes. TLRD average price per minute also increased, representing an increase in TLRD services revenues, which were partially offset by a decrease in interconnection traffic volumes.

Other

Other mobile services revenues amounted to P$769 million (+P$124 million or +19% vs. 1H16) mainly due to the increase in interconnection charges, which were partially offset by a decrease in international roaming traffic.

Equipment

Equipment revenues consist primarily of revenues from mobile handsets sold to new and existing subscribers and to agents and other third-party distributors. The revenues associated with the sale of mobile handsets and related expenses are recognized when the products are delivered and accepted by the subscribers, agents and other third-party distributors.

During 1H17, handset revenues decreased 14% to P$3,379 million from P$3,938 million in 1H16. This decrease was due to a mix between the increase in the average price of handsets of 8% and the decrease of 14% in the handset units sold.

Intersegment

Intersegment revenues mainly include services rendered to Telecom Argentina and primarily consist in monthly basic charges, airtime usage charges and Value Added Services. During 1H17, our intersegment revenues increased 133% to P$168 million from P$72 million in 1H16. The intersegment revenues are eliminated at the consolidated level.

Other income

Other income mainly includes penalties and indemnities collected from suppliers, as a result of delays in deliveries of goods or matters related to the quality of the services provided and gains of retirements of PP&E. In 1H17, other income was P$7 million, compared to P$8 million in 1H16.

Operating expenses (without depreciation and amortization)

Total operating expenses (without depreciation and amortization) in our Personal Mobile Services segment increased 7% to P$13,247 million in 1H17 from P$12,402 million in 1H16. In line with our increases in revenues, during 1H17, almost all items in the cost structure of the Personal Mobile Services segment experienced increases. This trend reflects increases in certain costs related to acquiring and retaining customers, taxes, commissions.

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Detailed below are the major components of the operating expenses for the six-month periods ended June 30, 2017 and 2016 in the Personal Mobile Services segment:

	1H17	1H16	Total Change
	P$ million		%	P$ million
Employee benefit expenses and severance payments	1,367	1,056	29	311
Interconnection costs and other telecommunications charges	1,692	1,509	12	183
Fees for services, maintenance, materials and supplies	1,639	1,348	22	291
Taxes and fees with the Regulatory Authority	2,127	1,901	12	226
Commissions	1,511	1,583	(5)	(72)
Cost of equipment and handsets	2,678	2,841	(6)	(163)
Advertising	350	280	25	70
Cost of VAS	359	707	(49)	(348)
Provisions	187	51	267	136
Bad debt expenses	519	405	28	114
Other operating expenses	818	721	13	97
Total Personal Mobile Services(1)	13,247	12,402	7	845

(1)         Includes intersegment costs of P$1,193 million and P$1,033 million in 1H17 and 1H16, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 1H17 employee benefit expenses and severance payments amounted to P$1,367 million (+P$311 million or +29% vs. 1H16). The increase was mainly due to increases in salaries agreed by Telecom Personal with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. The Personal Mobile Services segment had 4,462 and 4,861 employees as of June 30, 2017 and 2016, respectively.

Interconnection costs and other telecommunications charges

In 1H17 interconnection costs and other telecommunications charges amounted to P$1,692 million, representing an increase of 12% from P$1,509 million in 1H16. The increase was mainly due to higher TLRD costs.

Interconnection costs and other telecommunications charges included intersegment costs of P$733 million and P$713 million in 1H17 and 1H16, respectively, that are eliminated at the consolidated level.

Fees for services, maintenance, materials and supplies

During 1H17, fees for services, maintenance, materials and supplies increased 22% to P$1,639 million from P$1,348 million in 1H16.

The increase was mainly due to an increase in system licenses costs, increases in fees for services mainly related to call centers and to higher costs recognized to suppliers.

Fees for services, maintenance, materials and supplies expenses included intersegment costs of P$302 million and P$194 million in 1H17 and 1H16, respectively that are eliminated at the consolidated level.

Taxes and fees with the Regulatory Authority

Expenses related to taxes and fees with the Regulatory Authority increased 12% to P$2,127 million in 1H17 from P$1,901 million in 1H16. The increase was mainly due to the increase in revenues and the increase of the tax on deposits and withdrawals from bank accounts related to higher collections and payments to suppliers.

Commissions

During 1H17, costs related to commissions amounted to approximately P$1,511 million, representing a decrease of 5% as compared to P$1,583 million in 1H16. The decrease was mainly due to the decrease in agents’ commissions as well as a decrease in collection commissions, CPP commissions and others.

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Commissions include intersegment cost of P$50 million and P$26 million in 1H17 and 1H16, respectively, that are eliminated at the consolidated level.

Cost of equipment and handsets

Cost of equipment and handsets amounted to P$2,704 million (-$163 million or -6% vs. 1H16) mainly due to a decrease in the units of handsets sold (-21% vs. 1H16) partially offset by an increase in the average unit cost of sales (+21% vs. 1H16).

Cost of equipment and handsets are net of costs capitalized as SAC (P$26 million both in 1H17 and 1H16).

Advertising

During 1H17, we recorded P$350 million in costs of advertising representing an increase of 25% as compared to P$280 million recorded in 1H16, mainly due to the new advertising campaigns launched during 2017.

Cost of VAS

Cost of VAS amounted to P$359 million (-P$348 million or -49% vs. 1H16). The decrease was mainly due to the decrease of VAS sales as a consequence of the content suppliers depuration carried out within the content business general reorganization realized by Telecom Personal in 2016.

Provisions

During 1H17, we recorded P$187 million in provisions compared to P$51 million recorded in 1H16. The increase was mainly due to higher labor claims for approximately P$108 million.

Bad debt expenses

In 1H17 bad debt expenses amounted to P$519 million (+28% vs. 1H16). The major increase was a consequence of higher aging of the accounts receivables and higher incidence of handset sales directly financed by Telecom Personal to its post-paid and “Abono Fijo” subscribers.

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Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

During 1H17, our other operating expenses amounted to P$818 million compared to P$721 million in 1H16. The increase was mainly due to higher prices on related services and the increase of rent prices, as a result of new agreements and the renegotiation of some of the existing ones.

Other operating expenses include intersegment costs of P$108 million and P$100 million in 1H17 and 1H16, respectively, that are eliminated at the consolidated level.

Adjusted EBITDA

An important operational performance measure used by the Company is Adjusted EBITDA. Adjusted EBITDA is defined as our net income less income taxes, financial results, depreciation and amortization and disposals and impairment of PP&E. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the age and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Adjusted EBITDA to Net income:

			% of Change
	1H17	1H16	2017-2016
	P$ million		Increase/(Decrease)
Adjusted EBITDA	6,799	4,774	42
Depreciation and amortization	(1,965)	(1,675)	17
Disposals and impairment of PP&E	(62)	(159)	(61)
Financial results, net	(159)	(900)	(82)
Income tax	(1,625)	(717)	127
Net income	2,988	1,323	126

Our Adjusted EBITDA from the Personal Mobile Services segment reached P$6,799 million and P$4,774 million in 1H17 and 1H16, respectively, representing 34% and 28% of total segment revenues in 1H17 and 1H16, respectively. The increase was mainly due to higher growth in revenues, partially offset by increases in operating costs (before depreciation and amortization).

Depreciation and amortization

During 1H17 depreciation of PP&E and amortization of intangible assets increased 17% to P$1,965 million from P$1,675 million in 1H16. The increase in PP&E depreciation amounted to P$218 million, the increase in amortization of SAC amounted to P$101 million and the decrease in amortization of other intangible assets amounted to P$29 million.

Disposals and impairment of PP&E

Disposals and impairment of PP&E amounted to P$62 million loss in 1H17 and P$159 million loss in 1H16.

Operating income

In 1H17, our operating income from the Personal Mobile Services segment was P$4,772 million, representing an increase of 62% from P$2,940 million in 1H16. Operating income represented 24% and 17% of revenues in 1H17 and 1H16 for this segment, respectively. The increase in operating income was mainly due to the growth in service revenues, partially offset by increases in operating expenses and depreciation and amortization costs as explained above.

The following table shows our operating income from the Personal Mobile Services segment in 1H17 and 1H16 and its percentage of revenues in each period:

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			% of Change
	1H17	1H16	2017-2016
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	6,799	4,774	42
As % of revenues	34	28
Depreciation and amortization	(1,965)	(1,675)	17
As % of revenues	(10)	(10)
Disposals and impairment of PP&E	(62)	(159)	(61)
Operating income	4,772	2,940	62
As % of revenues	24	17

(1)         Adjusted EBITDA is a non-GAAP measure. See the purpose of use of Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net income in section “Adjusted EBITDA”.

Financial results, net

During 1H17, the Personal Mobile Services segment financial results, net amounted to a net loss of P$159 million compared to P$900 million loss in 1H16. The decrease in the net financial loss compared to 1H16 was mainly due to lower foreign currency exchange net losses (+P$206 million), higher interests on receivables (+P$164 million vs. 1H16), higher interest on investments (+P$132 million vs. 1H16) and lower interest on loans (-P$164 million vs. 1H16).

Income tax expense

As previously mentioned, the income tax charge includes two effects (See “—Six-month periods ended June 30, 2017 and 2016—(A) Income tax expense”).

During 1H17, our Personal Mobile Services segment recorded an income tax expense of P$1,625 million compared to P$717 million in 1H16.

The income tax expense in 1H17 was mainly attributable to the recognition of current income tax expense (amounting to P$1,978 million), partially offset by income generated by deferred tax on temporary differences (amounting to P$353 million).

The income tax expense in 1H16 was mainly attributable to the recognition of current income tax expense (amounting to P$748 million), partially offset by income generated by deferred tax on temporary differences (amounting to P$31 million).

Net income

For 1H17 and 1H16, our Personal Mobile Services segment recorded net income of P$2,988 million and P$1,323 million, respectively. The increase was mainly due to an increase in our operating income, partially offset by an increase in income tax expense, as detailed above.

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(B.3) Núcleo Mobile Services Segment

Núcleo Mobile Services Segment includes Núcleo and Personal Envíos (a company controlled by Núcleo that was authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE) through Resolution No. 6 issued on March 30, 2015 and its corporate purpose is restricted to such service).

Results of operations from our Núcleo Mobile Services segment for 1H17 and 1H16 are comprised as follows:

	1H17 (3)	1H16 (4)	Total Change
	P$ million		%	P$ million
Revenues (1)	1,320	1,257	5	63
Operating expenses (without depreciation and amortization)	(845)	(877)	(4)	32
Adjusted EBITDA (2)	475	380	25	95
Depreciation and amortization	(376)	(325)	16	(51)
Disposals and impairment of PP&E	—	1	(100)	(1)
Operating income	99	56	77	43
Financial results, net	(8)	(3)	167	(5)
Income tax expense	(17)	(16)	6	(1)
Net income	74	37	100	37

(1)         Includes intersegment revenues of P$3 million both in 1H17 and 1H16, respectively.

(2)         Adjusted EBITDA is a non-GAAP measure. See the purpose of use of Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net income in section “Adjusted EBITDA”.

(3)         Includes Personal Envíos’ operations that are not material (Revenues 17, Adjusted EBITDA 1, Operating income 0 and Net loss 0).

(4)         Includes Personal Envíos’ operations that are not material (Revenues 11, Adjusted EBITDA (3), Operating loss (4) and Net loss (4)).

Revenues

Revenues from our Núcleo Mobile Services segment for 1H17 and 1H16 are comprised as follows:

	1H17	1H16	Total Change
	P$ million		%	P$ million
Outbound	1,100	916	20	184
Inbound	64	62	3	2
Other	103	150	(31)	(47)
Service revenues	1,267	1,128	12	139
Equipment	50	126	(60)	(76)
Subtotal third party revenues	1,317	1,254	5	63
Intersegment	3	3	—	—
Total revenues	1,320	1,257	5	63

During 1H17, total revenues from Núcleo increased by 5% to P$1,320 million from P$1,257 million in 1H16. This increase was mainly due to an increase of internet revenues (+31% vs. 1H16) as a consequence of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing. As of June 30, 2017, Núcleo had approximately 2.1 million prepaid subscribers, representing 83% of Núcleo’s total mobile subscriber base.

During 1H17, handsets revenues decreased 60% to P$50 million from P$126 million in 1H16.

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Operating expenses (without depreciation and amortization)

Total operating expenses in our Núcleo Mobile Services segment decreased 4% to P$845 million in 1H17 from P$877 million in 1H16. In line with our increases in revenues, many items in the cost structure of the Núcleo Mobile Services segment experienced increases. This trend reflected increases in certain costs of acquiring and retaining subscribers, and commissions directly associated with sales and expansions of the customer service staff.

Detailed below are the major components of the operating expenses for 1H17 and 1H16 related to Núcleo Mobile Services segment:

	1H17	1H16	Total Change
	P$ million		%	P$ million
Employee benefit expenses and severance payments	108	95	14	13
Interconnection costs and other telecommunications charges	96	112	(14)	(16)
Fees for services, maintenance, materials and supplies	129	104	24	25
Taxes and fees with the Regulatory Authority	50	40	25	10
Commissions	156	140	11	16
Cost of equipment and handsets	60	155	(61)	(95)
Advertising	47	53	(11)	(6)
Cost of VAS	71	58	22	13
Bad debt expenses	45	46	(2)	(1)
Other operating expenses	83	74	12	9
Total Núcleo Mobile Services (1)	845	877	(4)	(32)

(1)         Includes intersegment costs of P$17 million and P$16 million in 1H17 and 1H16, respectively. These costs are eliminated at the consolidated level.

Employee benefit expenses and severance payments

During 1H17, employee benefit expenses and severance payments increased 14% to P$108 million from P$95 million in 1H16. Núcleo had 388 and 414 employees as of June 30, 2017 and 2016, respectively.

Interconnection costs and other telecommunication charges

In 1H17, interconnection costs and other telecommunication charges decreased 14% to P$96 million from P$112 million in 1H16. The decrease was mainly due to a decrease in costs of roaming.

Fees for services, maintenance, materials and supplies

During 1H17, fees for services and maintenance, materials and supplies totaled P$129 million, representing an increase of 24% from P$104 million in 1H16.

Taxes and fees with the Regulatory Authority

During 1H17, taxes and fees with the Regulatory Authority increased 25% to P$50 million from P$40 million in 1H16. The increase was mainly attributable to the increase in total segment revenues.

Commissions

During 1H17, commissions increased 11% to P$156 million from P$140 million in 1H16. The increase was mainly due to an increase in commissions for distribution of prepaid cards.

Cost of equipment and handsets

During 1H17, the cost of equipment and handsets decreased to P$60 million from P$155 million in 1H16, representing a decrease of 61%.

Advertising

During 1H17, advertising expenses including media, promotional and institutional campaigns, decreased 11% vs. 1H16 and amounted to P$47 million.

Cost of VAS

Cost of VAS increased 22% to P$71 million in 1H17 from P$58 million in 1H16.

21

Bad debt expenses

In 1H17 bad debt expenses amounted to P$45 million, representing a decrease of 2% from P$46 million in 1H16.

Other operating expenses

Other operating expenses include accrued expenses such as costs associated with the provision of transportation costs, insurance, energy and costs of site leases.

Other operating expenses increased 12% to P$83 million in 1H17 from P$74 million in 1H16.

Adjusted EBITDA

An important operational performance measure used by the Company is Adjusted EBITDA. Adjusted EBITDA is defined as our net income less income taxes, financial results, depreciation and amortization and disposals and impairment of PP&E. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the age and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Adjusted EBITDA to Net income:

			% of Change
	1H17	1H16	2017-2016
	P$ million		Increase/(Decrease)
Adjusted EBITDA	475	380	25
Depreciation and amortization	(376)	(325)	16
Disposals and impairment of PP&E	—	1	(100)
Financial results, net	(8)	(3)	167
Income tax	(17)	(16)	6
Net income	74	37	100

Adjusted EBITDA was P$475 million in 1H17 and P$380 million in 1H16, representing 36% and 30% of total revenues, respectively. The increase was mainly due to growth in service revenues, partially offset by increases in costs, such as employee benefit expenses and severance payments, fees for services and maintenance, materials and supplies and commissions.

Depreciation and amortization

During 1H17 depreciation of PP&E and amortization of intangible assets increased 16% to P$376 million from P$325 million in 1H16. The increase in PP&E depreciation amounted to P$63 million, partially offset by the decrease in amortization of SAC amounting to P$12 million.

Operating income

In 1H17, our operating income from the Núcleo Mobile Services segment was P$99 million, representing an increase of 77% from P$56 million in 1H16, which represent 8% and 5% of total revenues for this segment in 1H17 and 1H16, respectively.

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The following table shows our operating income from the Núcleo Mobile Services segment in 1H17 and 1H16 and its percentage of total revenues in each year:

			% of Change
	1H17	1H16	2017-2016
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	475	380	25
As % of total revenues	36	30
Depreciation and amortization	(376)	(325)	16
As % of total revenues	(28)	(26)
Disposals and impairment of PP&E	—	1	(100)
Operating income	99	56	77
As % of total revenues	8	5

(1)         Adjusted EBITDA is a non-GAAP measure. See the purpose of use of Adjusted EBITDA and reconciliation of Adjusted EBITDA to Net income in section “Adjusted EBITDA”.

Financial results, net

During 1H17, the Núcleo Mobile Services segment recorded a net financial loss of P$8 million, compared to a net financial loss of P$3 million in 1H16. The increase in the net loss was mainly due to higher foreign currency exchange losses.

Income tax expense

As previously mentioned, the income tax charge includes two effects (See “—Six-month periods ended June 30, 2017 and 2016—(A) Income tax expense”).

During 1H17, our Núcleo Mobile Services segment recorded an income tax expense of P$17 million compared to P$16 million in 1H16.

The income tax expense in 1H17 was mainly attributable to the recognition of current income tax expense (amounting to P$14 million) plus the expense generated by deferred tax on temporary differences (amounting to P$3 million).

The income tax expense in 1H16 was mainly attributable to the recognition of current income tax expense (amounting to P$11 million) plus the expense generated by deferred tax on temporary differences (amounting to P$5 million).

Net income

During 1H17, our Núcleo Mobile Services segment reported net income of P$74 million as compared to P$37 million during 1H16, representing 6% and 3% of total revenues in 1H17 and 1H16, respectively.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect that the principal source of Telecom Argentina’s liquidity in the near term will be cash flows from Telecom Argentina’s operations, the dividends that Personal may pay to it and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from first class financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be for capital expenditures, operating expenses and dividends to its shareholders. Telecom Argentina expects working capital, funds generated from operations, dividends payments from its subsidiaries and financing from third parties to be sufficient for its present requirements.

We expect that the principal source of Personal’s liquidity in the near term will be cash flows from operations, dividends that Núcleo may pay and cash flows from third parties financing. Personal’s principal uses of cash flows are expected to be for capital expenditures, operating expenses, principal and interest payments and dividend payments to its shareholders.

Also, the Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium-Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV approved this program. Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date of the Program and to expand the Program’s maximum circulation amount to U$S 1,000 million or its equivalent in other currencies. On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277.

As of June 30, 2017, three series of notes under this Program remain outstanding: Series II and Series III (in Argentine Pesos) for a total nominal value of P$149.0 million and P$722.0 million, respectively and Series IV (in U.S. Dollars) for a total nominal value of US$77.9 million. As of June 30, 2017, the book value of these notes (including accrued interests) amounted to P$888 million (Serie II and Serie III) and amounted to P$1,292 million (Serie IV).

In addition on October 5, 2016 Personal and the IFC (“International Finance Corporation”) signed the loan agreement for an amount of US$ 400 million and for a six year period, payable in 8 equal half-yearly

23

installments since the 30th month, with a 6 month LIBO rate + 400bp. This loan was used to deploy the 4G network and refinance short-term financial liabilities.

In April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million and for a six year period, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be also allocated to deploy the 4G network, as well as for financing working capital and other financial needs.

See “Debt Obligations and Debt Service Requirements” below.

On March 31, 2017, each of the Board of Directors of Sofora, Personal and Nortel and Telecom Argentina approved a preliminary reorganization agreement (“Compromiso Previo de Fusión”) (the “Preliminary Reorganization Agreement”). In addition, the shareholders of the mentioned Companies approved the terms and conditions of the Reorganization, including the Preliminary Reorganization Agreement and related documentation, at the general shareholders’ meetings on May 22, 2017, in the case of Sofora and Nortel, and on May 23, 2017, in the case of Telecom and Personal. Under the terms of the Preliminary Reorganization Agreement, Telecom Argentina as the surviving company will absorb Nortel, Sofora and Personal according to the provisions of sections 82 and 83 of the LGS. This project seeks to simplify the shareholding structure of Telecom Argentina S.A. in line with international standards and market practices. However, we do not expect any implications on the sources of liquidity and the sources of funds.

If the Reorganization is approved at the Nortel’s Special Shareholders’ Meetings, the companies involved in the Telecom Group’s Reorganization expect to enter into a definitive reorganization agreement (the “Final Reorganization Agreement”), which will be filed with the Argentine administrative authorities in accordance with applicable corporate procedures.

The effective date of the Telecom Group’s Reorganization will be since 0:00 hours of the date in which the Chairman of the Board of Directors of the parties of the Telecom Group subscribe an operations translation minute stating that: (i) Telecom Argentina has adapted its operational- technical systems to assume the operations and activities of Personal, Nortel and Sofora, and (ii) the translation of the activities and operations of the absorbed companies to Telecom Argentina was finalized as the following conditions to which the Telecom Group’s Reorganization was subject were accomplished:

• approval of the Telecom Group’s Reorganization under the terms and conditions established in its previous reorganization agreement in Nortel’s Special Shareholders’ Meetings;

• the signing of its definitive reorganization agreement;

• the obtaining of certain ENACOM’s regulatory authorizations;

• that Telecom Argentina has conditioned its operational- technical systems with capacity to absorb the operations of Personal, Nortel and Sofora.

The Reorganization of the Telecom Group is subject to the following conditions, among others: (i) obtaining the administrative compliance of the CNV with respect to the Telecom Group Reorganization, (ii) registration of its definitive reorganization agreement in the IGJ and (iii) obtaining any other authorization that may be required by other regulatory bodies (among others, the SEC).

On June 30, 2017 the Board of Directors of Telecom Argentina and Cablevisión approved the Preliminary Merger Agreement by which they agreed that Telecom Argentina will absorb by merger Cablevisión. The Preliminary Merger Agreement foresees that the Exchange Ratio is 9,871.07005 shares of Telecom Argentina per share of Cablevisión and that as a result of the Merger, Telecom Argentina will increase its equity and its capital stock and will issue as consideration 1,184,528,406 ordinary book-entry shares of its common stock, with nominal value of P$1 and entitled to one vote per share, to be delivered to Cablevisión’s shareholders. This implies that Cablevisión Holding S.A., the controlling shareholder of Cablevisión, and Fintech Media LLC, its minority shareholder will receive a direct and indirect total participation in Telecom Argentina (whose main indirect shareholder is Fintech Telecom LLC) equivalent to 55% of the combined company’s total outstanding capital. The current shareholders of Telecom Argentina will retain the remaining 45% of the capital stock of the combined Company.

At the Shareholders’ Meeting held on August 31, 2017, it was approved the merger by absorption of Cablevisión (conditioned upon obtaining the regulatory approvals and compliance with other conditions established on the Preliminary Merger Agreement) by which Telecom Argentina, as surviving company, will absorb by merger Cablevisión , as absorbed company, in accordance with the provisions of section 82 and subsequent sections of the General Corporate Law, section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (‘CNV’).

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On July 7, 2017, Fintech Telecom LLC, the controlling company of Telecom Argentina and Cablevisión Holding S.A., the controlling company of Cablevisión had entered into a shareholders’ agreement that will govern the exercise of the rights of the shareholders of Telecom Argentina once the merger process between Telecom and Cablevisión is concluded and becomes effective. The aforementioned shareholders’ agreement will become effective once the authorization from the ENACOM is obtained and Telecom effectively merges with Cablevisión, continuing with its operations as the merged company (the ‘Merged Company’). Among others, the mentioned shareholders’ agreement establishes that the Merged Company will have to observe an Indebtedness Policy and a Dividend Policy, as defined in the shareholders’ agreement.

Following the shareholders’ approval obtained on August 31, 2017, Telecom Argentina currently expects that the Merger will become effective as of the date (the “Merger Effectiveness Date”) on which each of the following conditions have been satisfied: (i) Telecom has prepared its technical and operational systems with the capacity to absorb the operations of Cablevisión, (ii) the execution of a definitive reorganization agreement (the “Final Merger Agreement”), as required under Argentine law; and (iii) the receipt of the authorization from ENACOM. Telecom Argentina currently expects that the Merger will be completed as of the date (the “Merger Completion Date”) on which each of the following corporate and administrative procedures is satisfied: (i) the receipt of an administrative consent from the CNV with respect to the Merger and (ii) the registration of the Final Merger Agreement with the Public Registry of Commerce of the City of Buenos Aires. In addition, pursuant to Argentine antitrust law, the Merger needs to be notified to the Argentine Comisión Nacional de Defensa de la Competencia (“CNDC”) and is subject to the approval of the Argentine Secretary of Commerce (Secretaría de Comercio Interior) with the prior favorable opinion of the CNDC (the “Antitrust Approval”). Effectiveness of the Merger is not subject to the Antitrust Approval, which may be obtained after the effective date of the Merger, but it is expected that the Antitrust Approval is obtained prior to the Merger Completion Date.

The table below summarizes, for the six-month periods ended June 30, 2017 and 2016, Telecom’s consolidated cash flows:

	1H17	1H16
	(P$ million)
Cash flows provided by operating activities	10,806	3,211
Cash flows used in investing activities	(7,920)	(3,907)
Cash flows (used in) provided by financing activities	(3,380)	260
Net foreign exchange differences on cash and cash equivalents	39	55

Decrease in cash and cash equivalents	(455)	(381)
Cash and cash equivalents at the beginning of the year	3,945	870

Cash and cash equivalents at the end of the period	3,490	489

As of June 30, 2017 and 2016, we had P$3,490 million and P$489 million, respectively in cash and cash equivalents, respectively.

Cash flows provided by operating activities. The breakdown of the net cash flow provided by operating activities is as follows:

	1H17	1H16
	(P$ million)
Collections
Collections from customers	34,336	25,581
Interests from customers	334	150
Interests from investments	200	26
Mobile operators collections	406	256
Subtotal	35,276	26,013
Payments
For the acquisition of goods and services and others	(8,700)	(8,173)
For the acquisition of inventories	(1,613)	(3,396)
Salaries and social security payables and severance payments	(5,543)	(4,328)
CPP payments	(367)	(184)
Income taxes (includes affidavits and payments in advance)	(1,294)	(838)
Other taxes and taxes and fees with the Regulatory Authority	(6,786)	(5,114)
Foreign currency exchange differences related to payments to suppliers	(167)	(769)
of which: Inventory suppliers	(27)	(205)
PP&E suppliers	(113)	(665)
Other suppliers	(22)	(168)
NDF	(5)	269
Subtotal	(24,470)	(22,802)
Net cash flow provided by operating activities	10,806	3,211

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Cash flows used in investing activities as of June 30, 2017 and 2016, were P$7,920 million and P$3,907 million, respectively. The increase of P$4,013 million as of June 30, 2017 compared to June 30, 2016 was mainly due to variations in acquisitions and sales of government bonds.

Cash flows (used in) provided by financing activities were (P$3,380) million and P$260 million as of June 30, 2017 and 2016, respectively. The higher use of cash flows as of June 2017 was mainly due to higher payments of bank overdrafts and loans, compared to June 2016.

NDF and U.S. Dollar bonds

Due to the existence of commitments denominated in U.S. Dollars as of June 30, 2017, the Telecom Group entered into several NDF agreements during 2017 to hedge a total amount of US$58.3 million. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Telecom Argentina’s and Personal’s commitments (hedged item) to its functional currency, as explained below:

•                  In order to cover the exchange rate fluctuations of the third interest installment of the IFC Loan, Personal entered into several NDF agreements for US$12.5 million, maturing in March 2018. These NDF agreements were qualified as “effective” cash flow hedges for accounting purposes. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties.

•                  Also, Personal entered into several NDF agreements for US$41.0 million in order to cover the exchange rate fluctuations of a part of the principal of the IFC Loan, maturing in February, March and April 2018. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF as of June 30, 2017 (net gain) have also been recognized in the Income Statement, within Finance expenses — Exchange Differences with counterpart in current assets (Other receivables).

•                  Personal also entered into NDF agreements in U.S. Dollars for U$S4.8 million, with the purpose of eliminating the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (hedged item) to its functional currency, maturing in March 2018. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF as of June 30, 2017 (net gain) have also been recognized in the Income Statement, within Finance expenses — Exchange Differences with counterpart in current assets (Other receivables).

On the other hand, during the first half of 2017, Personal entered into several interest rate swap agreements to cover fluctuations in the LIBO rate of the loan with the International Finance Corporation (“IFC”) for an amount of US$400 million. These derivatives allow fixing the variable rate for the full loan term, ranging from 2.087% to 2.4525% nominal per annum (a weighted average of 2.2258% nominal per annum). Such agreements begun on March 15, 2017 hedging US$300 million, while the remaining US$100 million will be hedged since September 15, 2017. These NDF agreements were qualified also as “effective” cash flow hedges for accounting purposes.

As a result, as of June 30, 2017, the Telecom Group has a current liability amounting to P$28 million, a non current liability amounting to P$49 million, a current asset amounting to P$33 million and a negative deferred results in the OCI amounting to P$37 million (net of income tax effect). During the six-month period ended June 30, 2017, the Telecom Group’s NDF agreement operations generated a net gain of P$6 million, which were included in Finance expenses — Exchange Differences.

As part of their financial risk management and reduction of exchange rate risk policies, during 2017 Personal acquired i) Provincial Government bonds denominated in U.S. Dollars (Buenos Aires 2021 and 2024) for a total cost of P$321 million, which bear interest at a rate of 10.875%, 6.5%, 9.95% and 9.125%per annum, also in U.S. Dollars. These bonds were valued at amortized cost and generated a P$6.4 million gain recognized in the Income Statement, within Finance profits —Investments; ii) National Government bonds denominated in U.S. Dollars: Bonar 2024, Bonar 2020, Global 21, Global 22 and Global 26 for a total cost of P$2,738 million, which bear interest at a rate of 8.75%, 8%, 6.875%, 5.625% and 7.5% per annum, respectively, also in U.S. Dollars. These bonds were valued at amortized cost and generated a P$97.5 million gain recognized in the Income Statement, within Finance profits —Investments; and iii)  National Government bonds denominated in U.S. Dollars (Discount 2033) for a total cost of P$178 million, which bear interest at a rate of 8.28% per annum, also in U.S. Dollars. These bonds were valued at fair

26

value and generated a P$48 million gain recognized in the Income Statement, within Finance profits —Investments.

Debt Obligations and Debt Service Requirements

Telecom Argentina:

Telecom Argentina has no indebtedness as of June 30, 2017, except for bank overdrafts amounting to P$66 million.

The Indebtedness of Telecom Argentina’s subsidiaries as of June 30, 2017 was as follows:

Telecom Personal:

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$40.8 million (equivalent to P$353 million at such date). This loan is a 27-month bullet loan with quarterly interest payments at a weighted average rate of three-month LIBO rate plus 8.75% (total rate of 9.6309% as of December 31, 2016). The funds were totally used for the acquisition of inventories. Subsequently, on February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$40.8 million of capital (equivalent to P$643 million), US$1 million of interest (equivalent to P$16 million) and US$0.3 million of pre-cancellation fee (equivalent to P$5 million).

On July 5, 2016, Personal accepted an offer from the International Finance Corporation (IFC) for the assessment and transfer of funds for purposes of financing investment needs, working capital and debt refinancing for an amount of up to US$400 million.

On October 5, 2016 Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six year period, payable in 8 equal half-yearly installments beginning on the 30th month, with a 6 month LIBO rate + 400bp. This loan was used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments and limitations for this type of financial transactions.

On October 26, 2016 Personal received the loan proceeds for an amount of US$392.5 million (net of expenses of US$7.5 million), equivalent to P$5,956 million.

In April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million and for a six year period, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be also allocated to deploy the 4G network, as well as for financing working capital and other financial needs.

The balance of these loans as of June 30, 2017 amounted to approximately P$6,645 million.

In addition, on December 10, 2015 Personal issued notes in two series for a total nominal amount of P$720.5 million, under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series I: with a maturity of 18 months from the date of issuance and settlement for a nominal value of P$571.5 million, at a combined rate (fixed rate of 28.5% up to the 6th month and variable rate as from the 7th month, BADLAR Privada rate + 375bps). As of June 30, 2017, this Series I notes were fully amortized.

•                  Series II: with a maturity of 36 months from the date of issuance and settlement, with a nominal value of P$149 million, at a combined rate (fixed rate of 28.75% up to the 9th month and variable rate as from the 10th month, BADLAR Privada rate + 400bps).

The funds arising from the Series I and II notes were used for the partial settlement of bank overdrafts that Personal had taken to finance the acquisition of 3G and 4G frequencies bands.

In addition, on November 16, 2016 Personal issued notes in two additional series for a nominal amount of P$722 million and U$S77.9 million, under the Medium Term Notes Global Program mentioned in “Sources and Uses of Funds” above, with the following terms and conditions:

•                  Series III: with a maturity of 18 months from the date of issuance and settlement for a nominal value of P$722 million, at a variable rate (BADLAR Privada rate + 290bps).

•                  Series IV: with a maturity of 24 months from the date of issuance and settlement, with a nominal value of US$77.9 million, at a nominal fixed annual rate equivalent to 4.85%.

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The funds arising from the Series III y IV notes were used for local bank overdrafts cancellation (“refinancing of liabilities”). The balance of Series II, III and IV of Personal as of June 30, 2017 amounted to approximately P$2,180 million.

Finally, as of June 30, 2017, Personal has bank overdrafts amounting to P$43 million.

Núcleo:

As of June 30, 2017, Núcleo’s outstanding debt (bank loans and bank overdrafts) is denominated in Guaraníes and amounted to approximately P$437 million.

Liquidity

The liquidity position for each of Telecom Argentina, Personal and Núcleo is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, from its subsidiaries, if any.

The Group’s working capital breakdown and its main variations are disclosed below:

	June 30, 2017	December 31, 2016	Variation
	(P$ million)
Trade receivables	7,854	7,577	277
Other receivables	1,068	1,011	57
Inventories	1,251	1,278	(27)
Current liabilities (not considering financial debt)	(16,308)	(13,245)	(3,063)
Operative working capital - negative	(6,135)	(3,379)	(2,756)

Cash and cash equivalents	3,490	3,945	(455)
Investments	1,622	1,751	(129)
Current financial debt	(1,604)	(3,266)	1,662
Net Current financial asset / (debt)	3,508	2,430	1,078

Negative operating working capital (current assets — current liabilities)	(2,627)	(949)	(1,678)
Liquidity rate	0.85	0.94	(0.09)

The Telecom Group has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to P$2,627 million as of June 30, 2017 (increasing P$1,678 million vs. December 31, 2016) raising to higher levels.

During 2017 the Telecom Group incurred additional indebtedness in Argentina what has allowed financing the Group’s growth in PP&E and intangible assets at very reasonable rates. The Group has an excellent credit rating (Personal’s notes have been rated “AA + (arg)” by FIX SCR S.A) related to the Group’s operating cash flow record and low leverage. All the above mentioned generates that the total working capital (current assets - current liabilities) amounted to a net debt of P$2,627 million as of June 30, 2017.

These decreases in absolute terms affected the consolidated liquidity ratio (current assets / current liabilities) which amounts to 0.85.

The Group has several financing sources and several non-binding offers from first-class international institutions to diversify its current short-term funding structure, which includes accessing to domestic and international capital markets and obtaining competitive bank loans in what relates to terms and financial costs.

The low financial debt of the Group makes it possible to obtain financial resources for longer terms at a reasonable cost. The Group’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it to preserve its financial health for the benefit of its investors.

The Telecom Group manages its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. The average term of its investments should not exceed the average term of its obligations. Cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Telecom Group maintains a liquidity policy that results into a significant volume of available cash through its normal course of business as it is shown in the consolidated statements of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to P$3,490 (equivalent to US$211 million) as of June 30, 2017 (in December 31, 2016, amounted to P$3,945 million, equivalent to US$250 million). Of this amount, approximately P$554 million of cash and cash equivalents was held by Telecom

28

Argentina on a stand-alone basis. The Telecom Group has approximately P$92 million of restricted cash in connection with legal proceedings. Such restricted cash has been classified as “Other Receivables, net” on our balance sheet.

Our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation the exchange rate of Argentine Pesos to U.S. dollars and rates of inflation; among others. These factors are not within our control. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from our expectations described above as a result of various factors.

Capital Expenditures

We have developed an ambitious multi-year business plan that foresees the implementation of an investment plan in last generation fixed and mobile network targeted to a convergent ICT market.

In case of the approval of the merger between Telecom Argentina and Cablevisión S.A., their corporate and operational structures will become a convergent telecommunication supplier and will allow to participate in the sector opening, provided by the Argentine regulation for January 2018.

The proposed transaction is part of a convergence global process in the provision of fixed and mobile telecommunications services, video and Internet distribution known as “quádruple play”. This operation will allow the merged company to become a leader in convergent solutions to fulfill the digital people life and to facilitate the digital companies operations. The combination of the two companies will boost investment in the latest infrastructure of mobile technologies as well as the deployment of a high-speed fiber optic network.

As of June 30, 2017, in the Personal Mobile Services segment, the capital expenditures were mainly oriented towards the deployment of the 4G technology and the extension of the coverage and capacity of our network in numerous cities across Argentina. The objectives were reached mainly through new sites, together with replacement plans and the upgrade of the current network. At the same time, new investments were made in connection with the swap of the Core Platform.

In the Fixed Services segment, specifically in the access area, the investment in deployment of new technologies continued to provide higher bandwidth to customers, mainly over Gigabit-capable Passive Optical Network (GPON) technology whose deployment began massively.

Following the strategy of previous years, in the transportation network, investments were made on the deployment of interurban trunk optical fiber, the increase in the capacity and security of the WDM (Dense Wavelength Division Multiplexing) Centurión network, the capacity increase of the Backbone IP and the addition of new POPs of content.

Also, investments continued on the installation of equipment for the Metro Ethernet network and the evolution of the capacity and capillarity of regional transportation, especially on the Packet Transport Network.

In both business segments, major investments were made on IT projects.

We expect to finance our capital expenditures through cash generated through our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds internally. Our ability to generate sufficient funds for capital expenditures is also dependent on our ability to increase rates, on the increase of our operating costs due to inflation and on the increase of the cost of imported materials as they may increase in peso terms (as a result of the decline in the peso/U.S. dollar exchange rate and higher inflation).

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TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2017

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND 2016

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		June 30,	December 31,
	Note	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	2	3,490	3,945
Investments	2	1,622	1,751
Trade receivables	2	7,854	7,577
Other receivables	2	1,068	1,011
Inventories	2	1,251	1,278
Total current assets		15,285	15,562
Non-Current Assets
Trade receivables	2	15	208
Other receivables	2	417	360
Income tax assets	2	809	680
Investments	2	3,532	347
Property, plant and equipment (“PP&E”)	2	24,727	23,165
Intangible assets	2	7,381	7,592
Total non-current assets		36,881	32,352
TOTAL ASSETS		52,166	47,914
LIABILITIES
Current Liabilities
Trade payables	2	9,963	8,979
Deferred revenues	2	1,061	443
Financial debt	2	1,604	3,266
Salaries and social security payables	2	1,665	1,610
Income tax payables	2	1,861	724
Other taxes payables	2	1,327	1,149
Dividends payable	2	19	—
Other liabilities	2	72	69
Provisions	6	340	271
Total current liabilities		17,912	16,511
Non-Current Liabilities
Trade payables	2	157	152
Deferred revenues	2	416	445
Financial debt	2	7,844	8,646
Salaries and social security payables	2	200	184
Deferred income tax liabilities	2	242	569
Income tax payables	2	4	7
Other liabilities	2	199	170
Provisions	6	1,554	1,352
Total non-current liabilities		10,616	11,525
TOTAL LIABILITIES		28,528	28,036
EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		22,999	19,336
Equity attributable to non-controlling interest		639	542
TOTAL EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)	7	23,638	19,878
TOTAL LIABILITIES AND EQUITY		52,166	47,914

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2017	2016	2017	2016
Revenues	2	15,818	12,951	30,544	25,406
Other income	2	23	10	39	29
Total revenues and other income		15,841	12,961	30,583	25,435
Employee benefit expenses and severance payments	2	(3,139)	(2,261)	(5,878)	(4,435)
Interconnection costs and other telecommunication charges	2	(741)	(623)	(1,532)	(1,330)
Fees for services, maintenance, materials and supplies	2	(1,600)	(1,242)	(2,959)	(2,335)
Taxes and fees with the Regulatory Authority	2	(1,480)	(1,286)	(2,870)	(2,494)
Commissions	2	(891)	(960)	(1,803)	(1,850)
Cost of equipment and handsets	2	(1,609)	(1,584)	(2,769)	(3,083)
Advertising	2	(256)	(179)	(479)	(371)
Cost of VAS	2	(183)	(402)	(466)	(792)
Provisions	6	(105)	(67)	(259)	(81)
Bad debt expenses	2	(333)	(263)	(675)	(518)
Other operating expenses	2	(798)	(732)	(1,549)	(1,382)
Depreciation and amortization	2	(1,719)	(1,519)	(3,392)	(2,894)
Disposals and impairment of PP&E	2	(29)	(119)	(101)	(149)
Operating income		2,958	1,724	5,851	3,721
Finance income	2	347	117	1,016	483
Finance expenses	2	(731)	(606)	(1,276)	(1,529)
Income before income tax expense		2,574	1,235	5,591	2,675
Income tax expense	2	(901)	(433)	(1,952)	(938)
Net income for the period		1,673	802	3,639	1,737

Attributable to:
Telecom Argentina (Controlling Company)		1,660	800	3,615	1,725
Non-controlling interest		13	2	24	12
		1,673	802	3,639	1,737

Earnings per share attributable to Telecom Argentina — basic and diluted	1.d	1.71	0.83	3.73	1.78

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016

Net income for the period	1,673	802	3,639	1,737

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	149	52	134	248
Subsidiaries’ NDF effects classified as hedges	(31)	(1)	(37)	(8)
Other components of the comprehensive income, net of tax	118	51	97	240

Total comprehensive income for the period	1,791	853	3,736	1,977

Attributable to:
Telecom Argentina (Controlling Company)	1,729	833	3,666	1,880
Non-controlling interest	62	20	70	97
	1,791	853	3,736	1,977

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution
	Outstanding shares		Treasury shares			Reserves						Cost of
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal	Special for IFRS implementation	Voluntary for capital investments (2)	Voluntary for future investments	For future cash dividends payments	Other comprehensive income	equity interest increase in controlled companies	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2016	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	531	—	3,403	17,194	416	17,610
Reserve for future cash dividends payments (3)	—	—	—	—	—	—	—	—	—	3,403	—	—	(3,403)	—	—	—
Dividends (4)	—	—	—	—	—	—	—	—	—	(2,000)	—	—	—	(2,000)	—	(2,000)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	—	1,725	1,725	12	1,737
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	155	—	—	155	85	240
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	155	—	1,725	1,880	97	1,977

Balances as of June 30, 2016	969	2,646	15	42	(461)	734	351	3,191	2,904	4,272	686	—	1,725	17,074	513	17,587

Balances as of January 1, 2017	969	2,646	15	42	(461)	734	351	3,191	2,904	4,272	698	—	3,975	19,336	542	19,878
Reserve for future cash dividends payments (5)	—	—	—	—	—	—	—	(2,730)	(2,904)	9,609	—	—	(3,975)	—	—	—
Dividends from Núcleo (6)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(35)	(35)
Increase of equity interest in Personal (7)	—	—	—	—	—	—	—	—	—	—	—	(3)	—	(3)	(1)	(4)
Tuves Paraguay acquisition (8)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	63	63
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	—	3,615	3,615	24	3,639
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	51	—	—	51	46	97
Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	51	—	3,615	3,666	70	3,736

Balances as of June 30, 2017	969	2,646	15	42	(461)	734	351	461	—	13,881	749	(3)	3,615	22,999	639	23,638

(1) As of June 30, 2017 and 2016, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of the same dates, 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 7 — Equity to these consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of the Company held on April 29, 2016.

(4) As approved by the Board of Directors’ Meeting held on April 29, 2016.

(5) As approved by the Ordinary Shareholders’ Meeting of the Company held on April 27, 2017.

(6) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2017.

(7) See Note 1.

(8) See Note 12.k).

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Six-month periods ended June 30,
	Note	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		3,639	1,737
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	2	675	518
Allowance for obsolescence of inventories, materials and other deducted from assets	2	29	38
Depreciation of PP&E	2	2,435	1,982
Amortization of intangible assets	2	957	912
Consumption of materials	2	220	217
Disposals and impairment of PP&E		93	140
Net book value of disposals of PP&E		17	11
Provisions	6	259	81
Other financial losses		526	620
Income tax expense	2	1,952	938
Income tax paid	3	(1,294)	(838)
Net increase in assets	3	(977)	(2,531)
Net increase (decrease) in liabilities	3	2,275	(614)
Total cash flows provided by operating activities	3	10,806	3,211
CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(4,762)	(4,261)
Intangible assets acquisitions	3	(509)	(793)
Increase of equity interest in Personal	12	(4)	—
Proceeds from the sale of PP&E		15	10
Cash flows related to the acquisition of Tuves Paraguay		2	—
Investments not considered as cash and cash equivalents	3	(2,662)	1,137
Total cash flows used in investing activities		(7,920)	(3,907)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	25	1,991
Payment of financial debt	3	(2,946)	(363)
Payment of interest and related costs	3	(442)	(667)
Payment of cash dividends and related tax withholdings	3	(17)	(701)
Total cash flows (used in) / provided by financing activities		(3,380)	260

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		39	55

DECREASE IN CASH AND CASH EQUIVALENTS		(455)	(381)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		3,945	870
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		3,490	489

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Mariano Ibáñez
Chairman of the Board of Directors

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND 2016

(In millions of Argentine pesos, except as otherwise indicated)

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

“Abono Fijo”: Under the “Abono Fijo” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

AFTIC (Autoridad Federal de Tecnologías de la Información y de las Comunicaciones): The decentralized and autonomous agency in the scope of the PEN appointed as the Regulatory Authority in the LAD. AFTIC was replaced by the ENACOM.

BYMA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

CAPEX (Inversiones en bienes de capital): Capital Expenditures Investments.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays. These are the charges related to fixed telephony customer’s calls to mobile subscribers.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENACOM: The National Communications Agency.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

Fintech: Fintech Telecom LLC, Sofora’s controlling company.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

ICT: Information and Communication Technologies.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

Lebacs (Letras emitidas por el BCRA): Notes issued by the BCRA.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a similar manner to cellular systems.

PEN (Poder Ejecutivo Nacional):  The executive branch of the Argentine Government.

Personal: Telecom Personal S.A.

Personal Envíos: Personal Envíos S.A.

PP&E:  Property, plant and equipment.

Regulatory Authority: Previously, the SC, the CNC and the AFTIC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT 29 and RT 43.

SAC:  Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Argentina: Telecom Argentina S.A.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

Tuves Paraguay: Tuves Paraguay S.A.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

WAI: W de Argentina - Inversiones S.A.

NOTE 1 — BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation and significant accounting policies

As required by the CNV for most of public companies, these consolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) and in accordance with IFRS as issued by the IASB.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the audited consolidated financial statements of Telecom Argentina as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included in the Telecom Argentina’s 2016 Form 20-F.

As of June 30, 2017, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	99.99%		12.31.97	Fixed Services
Personal	100.00%		07.06.94	Personal Mobile Services
Núcleo (iii)	67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services
Tuves Paraguay (iv)	47.25%	Núcleo	06.30.17	Núcleo Mobile Services

(i)                  Percentage of equity interest owned has been rounded.

(ii)               Dormant entity as of June 30, 2017 and December 31, 2016 and for the six-month periods ended June 30, 2017 and 2016.

(iii)            Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iv)           Non-controlling interest of 22.75% is owned by the Paraguayan company ABC Telecomunicaciones S.A. and non-controlling interest of 30.00% is owned by TU VES S.A. Chile (See Note 12.k).

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual consolidated financial statements, except for:

(i)                  the accounting of the acquisition of the whole remaining shares of its subsidiary Telecom Personal (0.008%, see Note 12.d). By means of this transaction, the minority interest was adjusted in $1 and the difference between the purchase value (amounting to $4) and the minority interest was recorded into the account “Cost of equity interest increase in controlled companies” within the Consolidated Statement of Changes in Equity — Controlling Company as of June 30, 2017 in accordance with the provisions of IFRS 10.

(ii)               the accounting of the controlling interest acquisition of Tuves Paraguay, recognized within these consolidated financial statements as of June 30, 2017. For this controlling interest acquisition, the provisions of IFRS 3 “Business Combination” have been followed (See Note 12.k).

These unaudited condensed interim financial statements for the six-month period ended June 30, 2017 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The results for the six-month period ended June 30, 2017, does not necessarily reflect in proportion the Company’s results for the complete year.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended June 30, 2017 was approved by resolution of the Board of Directors’ meeting held on August 9, 2017.

b)             Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•                  the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

In addition, certain non-material reclassifications have been included in the comparative figures for the six-month period ended June 30, 2016 of the consolidated income statements under Other Income and Disposals and impairment of PP&E with the purpose of improving the comparability of information with that elaborated for the six-month period ended June 30, 2017.

c)              Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)             Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the six and three month periods ended June 30, 2017 and 2016, the weighted average number of shares outstanding totaled 969,159,605 shares, respectively, due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 7.b) to these consolidated financial statements.

e)              Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a “hyperinflationary” economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

The Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. The Company’s Management also considers the opinion of other organizations interested in this matter: the national and international accounting profession, domestic and foreign audit firms, national and the United States’ capital market regulators, and, in particular, the International Practices Task Force (“IPTF”), aware that the conclusions to which a financial statement issuer arrives must be consistent with the vision of those organizations for an uniform application of IAS 29.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually — and in accordance with the guideline of IAS 29- a cumulative inflation rate over three years approaching or exceeding 100% is used as reference considering additionally other qualitative factors related to the macroeconomic environment.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

After declaring a state of statistical emergency in January 2016 and due to the reorganization of the INDEC structure, that agency was impelled to publish the Internal Wholesale Price Index for November and December 2015 and the Consumer Price Index for the period November 2015- April 2016. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistic System until the INDEC publishes Price Indexes in compliance with international standards of quality. Finally, in May 2016 the INDEC published the Internal Wholesale Price Index (“IPIM”) retroactively from January 2016 while the Consumer Price Index (“IPC”) was published from May 2016. It’s worth mentioning that, as of the date of issuance of these consolidated financial statements, the INDEC has not completed the IPIM and IPC’s statistical series, despite the requirements of domestic accounting profession organizations.

Therefore, for years 2015 and 2016 the Company analysis was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and it was complemented applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. Also, the company applied Price Index of the period January-April 2016 published by the Province of San Luis and the City of Buenos Aires for the calculation of the Consumer Price Index for the year 2016. It is worth mentioning that these simplified procedures as provided in paragraph 17 of IAS 29 were performed due to the unavailability of official statistics at national level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), with the exceptions explained above regarding the use of alternative indexes for November and December 2015 for Consumer Price and Internal Wholesale Price and, additionally, the Consumer Price Index for the period January-April 2016:

	2014	2015	2016
		(*)	(**)
Consumer Price Index
Consumer Price Index (annual)	23.9%	20.6%	36.3%
Consumer Price Index (3 years accumulated)	52.4%	65.8%	103.7%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	28.3%	19.2%	34.6%
Internal Wholesale Price Index (3 years accumulated)	66.5%	75.4%	105.8%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

(**) Due to the unavailability of Consumer Price Index published by the INDEC, the Company estimated 16.6% for the period January-April 2016; this estimation is an average of the indexes published by the Province of San Luis and the City of Buenos Aires for that period.  The Consumer Price Index at national level published by the INDEC for the period May-December 2016 was 16.9%.

The Annual Price Index for the last year (Consumer Price Index: 36.3%, Internal Wholesale Price: 34.6%) and three years accumulated (Consumer Price Index: 103.7%, Internal Wholesale Price: 105.8%) show high levels of inflation rates that, for the first time, exceed 100% accumulated and highlight, between other matters, the effect in the internal prices of the argentine peso devaluation since December 2015, the elimination of certain exchange restrictions, and the increase in the public services tariffs approved by the Government after been frozen for more than a decade.

According to the high inflation levels in Argentina registered in the last years, the Company’s Management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph.

From the analysis assessed as of December 31, 2016, the Company’s Management considered that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some of them would recommend the existence of a high inflation environment and others have not substantially changed respect to previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to objectify the analysis, the Company’s Management gave priority to the conclusions reached by some international auditing firms to which the Company’s Management had access, which considered that, to such date, there was insufficient evidence to consider the Argentine economy as “hyperinflationary” under IAS 29 terms. Similar conclusions for US GAAP were reached by the IPTF, according to its memo issued on November 17, 2016.

An extract of the mentioned memo stated in point III.A.3(a) related to countries with projected inflation rates above 100% (accumulated over the last three years): “The Task Force is aware that in late December 2016, certain US accounting firms submitted a white paper to the SEC staff from the Office of the Chief Accountant that asserted that the firms would not require a registrant to consider Argentina’s economy as highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016. The SEC staff from the Office of the Chief Accountant, after reviewing the white paper submitted by the firms, stated that the staff would not object to a calendar year-end registrant’s determination that Argentina’s economy would not be considered highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016”. In addition, the Task Force suggests registrants to continue monitoring inflation information and other Argentine economy conditions in order to assess whether it is necessary to consider it as highly inflationary during 2017.

While there are differences in the definition of a “hyperinflationary” and “highly inflationary” environments between IFRS and US GAAP, respectively, the Company believed that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considered consistent the conclusions arrived by the IPTF with those provided in the analysis assessed by international audit firms according to IFRS and US GAAP.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1, 2012, Decree No.664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities —including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

Developments of the six-month period of 2017

The publication of the INDEC inflation index for the current year has shown a decrease in inflation levels during the first six months of 2017 as compared to 2016 (the cumulative coefficient of the CPI in the first six months of 2017 amounts to 11.8% and IPIM to 7.5%, while the accumulated CPI coefficient for the last 36 months amounts to approximately 97.8% and the IPIM rate is approximately 86.2%). Based on the deceleration in inflation rates during the first six months of 2017 and in the analysis performed as of December 31, 2016 described above, the Company’s Management has concluded that no new evidence has been verified during the current period which leads to qualify the economy as highly inflationary. For these reasons, these financial statements have not been adjusted for inflation in accordance with IAS 29.

Although the above described, the Company’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators — which as of the date are forbidden to accept the filing of financial statements restated for inflation according to Decree No. 664/03 and its supplementary standards. The Company’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the domestic and international accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

NOTE 2 — BREAKDOWN OF THE MAIN ACCOUNTS

	June 30,	December 31,
	2017	2016
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
CURRENT ASSETS
a) Cash and cash equivalents
Cash	28	56
Banks	314	878
Time deposits	425	898
Lebacs at fair value	2,697	—
Lebacs at amortized cost	—	604
Other short-term investments	26	1,509
	3,490	3,945
b) Investments
Government bonds at fair value	310	1,456
Government bonds at amortized cost in foreign currency	259	3
Provincial government bonds at amortized cost in foreign currency	31	—
Government bonds at amortized cost — US dollar linked	66	—
Provincial and Municipal government bonds at amortized cost— US dollar linked	26	12
Provincial and Municipal government bonds at amortized cost	11	10
Other short-term investments	919	270
	1,622	1,751
c) Trade receivables
Fixed Services	2,152	1,949
Personal Mobile Services — Services sales	4,508	3,733
Personal Mobile Services — Equipment sales	1,596	2,257
Núcleo Mobile Services	229	271
Subtotal	8,485	8,210
Allowance for doubtful accounts	(631)	(633)
	7,854	7,577

Movements in the allowance for current doubtful accounts are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	(633)	(386)
Additions — bad debt expenses	(675)	(518)
Uses	679	364
Currency translation adjustments	(2)	(3)
At the end of the period	(631)	(543)

	June 30,	December 31,
	2017	2016
d) Other receivables
Prepaid expenses	719	620
Expenses reimbursement	69	126
Tax credits	44	46
Restricted funds	44	33
Receivables for return of handsets under warranty	37	29
Guarantee deposits	11	10
PP&E disposals receivables	—	18
Tax on personal property — on behalf of shareholders	—	8
NDF (*)	33	2
Companies under Section 33 — Law No. 19,550 (Note 5.c)	1	—
Other	132	140
Subtotal	1,090	1,032
Allowance for other receivables	(22)	(21)
	1,068	1,011

(*) Include 30 of financial NDF as of June 30, 2017.

Movements in the allowance for other receivables are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	(21)	(25)
Additions	(1)	(5)
At the end of the period	(22)	(30)

	June 30,	December 31,
	2017	2016
e) Inventories
Mobile handsets and others	1,181	1,321
..Equipment for construction projects	104	—
Fixed telephones and equipment	14	11
Subtotal	1,299	1,332
Allowance for obsolescence of inventories	(48)	(54)
	1,251	1,278

Movements in the allowance for obsolescence of inventories are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	(54)	(86)
Additions — Fees for services, maintenance and materials	(6)	(21)
Uses	12	25
Currency translation adjustments	—	(1)
At the end of the period	(48)	(83)

Sale and direct cost of equipment and handsets by business segment is as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
Sales of equipment and handsets - Fixed Services	3	32	25	65
Cost of equipment and handsets — Fixed Services	(12)	(42)	(31)	(87)
Total equipment income (loss) — Fixed Services	(9)	(10)	(6)	(22)
Sales of equipment and handsets — Personal Mobile Services	1,926	1,981	3,379	3,938
Cost of equipment and handsets — Personal Mobile Services	(1,567)	(1,460)	(2,678)	(2,841)
Total equipment income — Personal Mobile Services	359	521	701	1,097
Sales of equipment and handsets — Núcleo Mobile Services	26	66	50	126
Cost of equipment and handsets — Núcleo Mobile Services	(30)	(82)	(60)	(155)
Total equipment loss — Núcleo Mobile Services	(4)	(16)	(10)	(29)
Total equipment and handsets sale	1,955	2,079	3,454	4,129
Total cost of equipment and handsets (net of SAC capitalization)	(1,609)	(1,584)	(2,769)	(3,083)
Total income for sale of equipment and handsets	346	495	685	1,046

	June 30,	December 31,
	2017	2016
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	7	14
Núcleo Mobile Services — Equipment sales	8	194
	15	208
g) Other receivables
Prepaid expenses	278	258
Credit on SC Resolution No. 41/07 and IDC	56	57
Restricted funds	48	33
Regulatory receivables (Paraguay)	30	27
Indemnity receivables relating Tuves Paraguay acquisition	26	—
Tax on personal property — on behalf of shareholders	18	18
Tax credits	13	11
Guarantee deposits	11	12
Other	11	19
Subtotal	491	435
Allowance for regulatory matters	(56)	(57)
Allowance for tax on personal property	(18)	(18)
	417	360

Movements in the allowance for regulatory matters are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	(57)	(84)
Uses	1	—
At the end of the period	(56)	(84)

Movements in the allowance for tax on personal property are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	(18)	(18)
Additions	—	—
At the end of the period	(18)	(18)

	June 30,	December 31,
	2017	2016
h) Investments
National government bonds at amortized cost in foreign currency	3,166	255
Provincial and municipal government bonds at amortized cost in foreign currency	312	—
Provincial and municipal government bonds at amortized cost — US dollar linked	51	61
Provincial and municipal government bonds at amortized cost	2	8
Tuves Paraguay shares purchase option	—	22
2003 Telecommunications Fund	1	1
	3,532	347
i) PP&E
Land, buildings and facilities	1,421	1,310
Computer equipment and software	2,029	2,265
Switching and transmission equipment (i)	5,751	5,614
Mobile network access and external wiring	9,819	9,078
Construction in progress	3,344	2,915
Other tangible assets	739	704
Subtotal PP&E	23,103	21,886
Materials	2,076	1,629
Valuation allowance and impairment for materials	(90)	(68)
Impairment of PP&E	(362)	(282)
Total PP&E	24,727	23,165

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance and impairment for materials and impairment of PP&E) are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	23,515	18,218
CAPEX	3,412	3,641
Materials	588	774
Total PP&E additions	4,000	4,415
Tuves Paraguay acquisition	160	—
Currency translation adjustments	177	361
Consumption of materials	(220)	(217)
Decreases	(18)	(20)
Depreciation of the period	(2,435)	(1,982)
At the end of the period	25,179	20,775

Movements in the valuation allowance and impairment for materials are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	(68)	(52)
Additions - Fees for services, maintenance, and materials	(23)	(12)
Uses	1	2
At the end of the period	(90)	(62)

Movements in the impairment of PP&E are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	(282)	(203)
Additions — Impairment of PP&E	(80)	(135)
At the end of the period	(362)	(338)

	June 30,	December 31,
	2017	2016
j) Intangible assets
SAC — fixed services	63	96
SAC — mobile services	1,299	1,427
Service connection or habilitation costs	123	119
3G/4G licenses	4,942	5,105
PCS license	588	588
Rights of use and exclusivity	224	256
Customer relationship	130	1
Tuves Paraguay goodwill (Note 12.k)	2	—
Other intangible assets	10	—
	7,381	7,592

Movements in Intangible assets are as follows:

	Six-month periods ended June 30,
	2017	2016
At the beginning of the year	7,592	7,659
CAPEX	611	854
Tuves Paraguay acquisition	141	—
Currency translation adjustments	6	17
Decreases	(12)	—
Amortization of the period	(957)	(912)
At the end of the period	7,381	7,618

	June 30,	December 31,
	2017	2016
CURRENT LIABILITIES
k) Trade payables
For the acquisition of PP&E	3,604	4,496
For the acquisition of other assets and services	4,032	3,422
For the acquisition of inventory	2,152	676
Subtotal suppliers	9,788	8,594
Agent commissions	175	385
	9,963	8,979
l) Deferred revenues
On construction projects	612	—
On prepaid calling cards — Fixed and Mobile services	259	261
On connection fees — Fixed Services	34	35
On international capacity rental	36	41
On mobile customer loyalty programs	107	87
From CONATEL — Núcleo Mobile Services	—	4
Other	13	15
	1,061	443
m) Financial debt
Bank overdrafts — principal (Personal)	42	1,666
Bank overdrafts — principal (Telecom Argentina)	66	41
Bank loans — principal (Núcleo)	158	219
Bank loans — others — principal (Personal)	—	620
Notes — principal (Personal)	716	566
NDF	28	2
Accrued interests (Personal)	591	145
Accrued interests (Núcleo)	3	7
	1,604	3,266
n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	1,079	1,102
Social security payables	465	383
Termination benefits	121	125
	1,665	1,610

	June 30,	December 31,
	2017	2016
o) Income tax payables
Income tax payables 2016	—	2,091
Income tax payables 2017	2,433	—
Income tax withholdings and payments in advance	(577)	(1,372)
Law No. 26,476 Tax Regularization Regime	5	5
	1,861	724
p) Other taxes payables
VAT, net	553	360
Tax withholdings	188	319
Internal taxes	149	138
Tax on SU	120	110
Turnover tax	154	75
Regulatory fees	75	60
Municipal taxes	59	53
Perception Decree No.583/10 ENARD	29	26
Tax on personal property — on behalf of shareholders	—	8
	1,327	1,149
q) Dividends payable
Related parties (Note 5.c)	19	—
	19	—
r) Other liabilities
Compensation for directors and members of the Supervisory Committee	36	44
Guarantees received	16	15
Other	20	10
	72	69
NON-CURRENT LIABILITIES
s) Trade payables
For the acquisition of PP&E	157	152
	157	152
t) Deferred revenues
On international capacity rental — Fixed Services	211	252
On connection fees — Fixed Services	81	87
On mobile customer loyalty programs	124	106
	416	445
u) Financial debt
Notes — principal (Personal)	1,338	2,084
Bank loans — IFC loan — principal (Personal)	6,181	6,234
Bank loans — principal (Núcleo)	276	328
NDF	49	—
	7,844	8,646
v) Salaries and social security payables
Termination benefits	127	144
Bonuses	73	40
	200	184
w) Income tax payables
Law No. 26,476 Tax Regularization Regime	4	7
	4	7
x) Other liabilities
Pension benefits	192	164
Legal fees	4	4
Other	3	2
	199	170

y) Income tax assets and deferred income tax assets and liabilities

Telecom Group’s deferred income tax assets and liabilities and the actions for recourse tax receivables consist of the following:

	Income tax assets			Deferred tax liabilities
As of June 30, 2017	Telecom Argentina	Telecom USA	Total	Personal	Núcleo	Total
Allowance for doubtful accounts	133	4	137	388	21	409
Provisions	358	—	358	192	—	192
PP&E	—	2	2	—	9	9
Inventory	—	—	—	105	—	105
Termination benefits	78	—	78	—	—	—
Deferred revenues	82	—	82	—	—	—
Pension benefits	67	—	67	—	—	—
Other deferred tax assets, net	102	—	102	—	1	1
Total deferred tax assets	820	6	826	685	31	716
PP&E	(415)	—	(415)	(103)	—	(103)
Intangible assets	(68)	—	(68)	(535)	—	(535)
Cash dividends from foreign companies	—	—	—	(a) (137)	(44)	(181)
Mobile handsets financed sales	—	—	—	(80)	—	(80)
Tuves Paraguay’s deferred tax liabilities, net	—	—	—	—	(c) (25)	(25)
Other deferred tax liabilities, net	—	—	—	(34)	—	(34)
Total deferred tax liabilities	(483)	—	(483)	(889)	(69)	(958)
Total deferred tax assets (liabilities), net	337	6	343	(b) (204)	(d) (38)	(242)

Actions for recourse tax receivable	466	—	466
Total income tax assets	803	6	809

(a)         Include 9 recorded in Other comprehensive income for the six-month period ended on June 30, 2017.

(b)         Include (11) of temporary differences withdrawals related to the filing of the affidavit for the year 2016.

(c)          Recorded on the basis of Tuves Paraguay acquisition.

(d)         Include 4 related to Currency translation adjustments on initial balances.

	Income tax assets			Deferred tax liabilities
As of December 31, 2016	Telecom Argentina	Telecom USA	Total	Personal	Núcleo	Total
Allowance for doubtful accounts	86	2	88	271	16	287
Provisions	341	—	341	149	—	149
PP&E	—	1	1	—	13	13
Inventory	—	—	—	120	—	120
Termination benefits	82	—	82	—	—	—
Deferred revenues	85	—	85	—	—	—
Pension benefits	57	—	57	—	—	—
Other deferred tax assets, net	120	—	120	—	1	1
Total deferred tax assets	771	3	774	540	30	570
PP&E	(477)	—	(477)	(205)	—	(205)
Intangible assets	(83)	—	(83)	(584)	—	(584)
Cash dividends from foreign companies	—	—	—	(150)	(44)	(194)
Mobile handsets financed sales	—	—	—	(84)	—	(84)
Investments	—	—	—	(4)	—	(4)
Other deferred tax liabilities, net	—	—	—	(68)	—	(68)
Total deferred tax liabilities	(560)	—	(560)	(1,095)	(44)	(1,139)
Total deferred tax asset (liability), net	211	3	214	(555)	(14)	(569)

Actions for recourse tax receivable	466	—	466
Total income tax assets	677	3	680

z) Aging of assets and liabilities as of June 30, 2017

Date due	Cash and cash equivalents	Investments	Trade receivables	Income tax assets	Other receivables
Total due	—	—	1,956	—	—
Not due
Third quarter 2017	3,490	1,279	4,977	—	526
Fourth quarter 2017	—	86	486	—	272
First quarter 2018	—	117	305	—	155
Second quarter 2018	—	140	130	—	115
July 2017 thru June 2019	—	363	15	—	209
July 2018 thru June 2020	—	424	—	—	95
July 2020 and thereafter	—	2744	—	—	58
Not date due established	—	1	—	809	55
Total not due	3,490	5,154	5,913	809	1,485
Total	3,490	5,154	7,869	809	1,485

Balances bearing interest	3,148	5,153	1,946	—	—
Balances not bearing interest	342	1	5,923	809	1,485
Total	3,490	5,154	7,869	809	1,485

Average annual interest rate (%)	(a)	(b)	(c) (d)	—	—

(a)   425 are assets in foreign currency bearing interests between 0.27% and 2.10% and 2,723 are assets in argentine pesos bearing interests between 14.81% and 25.5%.

(b)   217 are assets in argentine pesos (74 bearing interests between 15% and 20.3% and 143 are US dollar linked bonds bearing interests between 1.95% and 2.40%), 298 are assets in foreign currency bearing interests between 5.86% and 8.75% and 4,638 are assets in US dollars bearing interests between 1.34% and 10.88%.

(c)   From due trade receivables 138 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 765 bear 50% over the Banco de la Nación Argentina notes payable discount rate and 1,001 bear 36%.

(d)   From not due trade receivables 18 bear 36%, 23 bear 8.3% and 1 bear 34.2%.

Date due	Trade payables	Deferred revenues	Financial debt		Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Dividends payable	Other liabilities
Total due	481	—	—		—	—	—	—	—	—
Not due
Third quarter 2017	9,162	631	379		747	2	—	1,327	—	34
Fourth quarter 2017	269	340	83		337	1	—	—	19	1
First quarter 2018	51	45	229		377	1	—	—	—	1
Second quarter 2018	—	45	913		204	1,857	—	—	—	36
July 2017 thru June 2019	81	162	2,525		136	4	—	—	—	23
July 2018 thru June 2020	41	43	1,838		35	—	—	—	—	8
July 2020 and thereafter	35	211	3,481		29	—	—	—	—	168
Not date due established	—	—	—		—	—	242	—	—	—
Total not due	9,639	1,477	9,448		1,865	1,865	242	1,327	19	271
Total	10,120	1,477	9,448		1,865	1,865	242	1,327	19	271

Balances bearing interest	30	—	9,341		—	7	—	—	—	—
Balances not bearing interest	10,090	1,477	107		1,865	1,858	242	1,327	19	271
Total	10,120	1,477	9,448		1,865	1,865	242	1,327	19	271

Average annual interest rate (%)	6%	—	(e	)	—	9%	—	—	—	—

(e)          891 are liabilities in argentine pesos bearing interests between 24.77% and 28.64%, 8,013 are liabilities in foreign currency bearing interests between 1.50% and 5.50% and 437 are liabilities in guaraníes bearing interests between 8.75% and 9%.

aa) Foreign currency assets and liabilities

The following table shows a breakdown of Telecom Group’s net assessed financial position exposure to currency risk as of June 30, 2017 and December 31, 2016.

06.30.17
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	364	16.530	(iii) 6,163
G	191,421	0.003	568
EURO	5	18.848	97
	Total assets		6,828
Liabilities
US$	(848)	16.630	(14,168)
G	(310,028)	0.003	(920)
EURO	(8)	19.003	(146)
	Total liabilities		(15,234)
	Net liabilities		(8,406)

(i)                 US$ = United States dollar; G= Guaraníes.

(ii)              As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)           Includes 310 corresponding to Government bonds valued at fair value (equivalent to US$ 12 million).

The Telecom Group, as of June 30, 2017, holds dollar linked investments by $143 that reduce its net liability position in foreign currency to $8,263 as of June 30, 2017, equivalent to approximately to US$ 501 million. Additionally, the Group entered into several NDF contracts as of June 30, 2017 amounting to US$ 58 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 443 million as of June 30, 2017.

12.31.16
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	241	15.790	(iii) 4,067
G	250,865	0.003	684
EURO	7	16.625	124
	Total assets		4,875
Liabilities
US$	(859)	15.890	(13,648)
G	(311,279)	0.003	(848)
EURO	(9)	16.770	(158)
	Total liabilities		(14,654)
	Net liabilities		(9,779)

(i)      US$ = United States dollar; G= Guaraníes.

(ii)     As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)    Includes 735 corresponding to Government bonds valued at fair value (equivalent to US$ 45 million).

The Telecom Group, as of December 31, 2016, held dollar linked investments by $74 that reduced its net liability position in foreign currency to $9,705, equivalent to approximately US$ 611 million. Additionally, the Group entered into several NDF contracts as of December 31, 2016 amounting to US$ 16 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$ 595 million as of December 31, 2016.

ab) Information on the fair value of financial instruments valued at amortized cost

Below are disclosed the investments in Government bonds valued at amortized cost and their respective fair value as of June 30, 2017 and December 31, 2016:

	As of June 30, 2017		As of December 31, 2016
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds in foreign currency (**)	3,425	3,379	258	264
Provincial and municipal government bonds in foreign currency (**)	343	338	—	—
Provincial and municipal government bonds in pesos	13	13	17	17
Government bonds (U.S. dollar linked)	66	66	—	—
Provincial and municipal government bonds (US dollar linked)	77	74	74	70
Total	3,924	3,870	349	351

(*) According to IFRS selling costs are not deducted.

(**) Include 3,215 of investments that during 2Q17 have been reclassified from the “fair value through profit or loss” measurement category to the “amortized cost” measurement category according to the provisions of IFRS 9 because of a change in the business model for managing such investments.

In addition, for the rest of the financial instruments valued at amortized cost, it is considered that their book amounts are similar to their fair values

ac) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of June 30, 2017 and December 31, 2016 is as follows:

	As of June 30, 2017
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	9,394	289	(11.645)	(85)
Offsetting	(1,525)	(6)	1.525	6
Current and non-current assets (liabilities) — Book value	7,869	283	(10,120)	(79)

	As of December 31, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	9,196	357	(10,542)	(97)
Offsetting	(1,411)	(22)	1,411	22
Current and non-current assets (liabilities) — Book value	7,785	335	(9,131)	(75)

(1) Only includes financial assets and financial liabilities according to IFRS 7.

	Three-month periods ended June 30,		Six-month periods ended June 30,
CONSOLIDATED INCOME STATEMENTS	2017	2016	2017	2016
	Profit (loss)
ad) Total revenues and other income
Services
Voice	2,068	1,424	3,976	2,751
Internet	1,903	1,447	3,669	2,838
Data	871	714	1,686	1,402
Subtotal Fixed Services	4,842	3,585	9,331	6,991
Outbound
Postpaid	2,079	1,703	4,124	3,337
Monthly basic charges	3,170	2,520	6,205	4,915
Prepaid	2,108	1,795	4,071	3,536
Total outbound	7,357	6,018	14,400	11,788
Inbound
From Fixed Services — CPP	259	145	536	291
From Mobile Services — TLRD	367	220	787	434
Total inbound	626	365	1,323	725
Other	400	324	769	645
Subtotal Personal Mobile Services	8,383	6,707	16,492	13,158
Outbound
Postpaid	27	20	36	30
Monthly basic charges	215	185	425	362
Prepaid	327	269	639	524
Total outbound	569	474	1,100	916
Inbound
From Fixed Services — Interconnection	2	2	4	5
From Mobile Services — TLRD	30	30	60	57
Total inbound	32	32	64	62
Other	37	74	103	150
Subtotal Núcleo Mobile Services	638	580	1,267	1,128
Total service revenues (a)	13,863	10,872	27,090	21,277
Equipment
Fixed Services	3	32	25	65
Personal Mobile Services	1,926	1,981	3,379	3,938
Núcleo Mobile Services	26	66	50	126
Total equipment revenues (b)	1,955	2,079	3,454	4,129
Total revenues (a) + (b)	15,818	12,951	30,544	25,406
Other income
Fixed Services	19	6	32	21
Personal Mobile Services	4	4	7	8
Total other income (c)	23	10	39	29

Total revenues and other income (a)+(b)+(c)	15,841	12,961	30,583	25,435

ae) Operating costs

Operating expenses disclosed by nature of expense amounted to $24,732 and $21,714 for the six-month periods ended June 30, 2017 and 2016, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(2,155)	(1,597)	(4,120)	(3,169)
Social security expenses	(779)	(526)	(1,374)	(1,039)
Severance indemnities and termination benefits	(170)	(105)	(292)	(156)
Other employee benefits	(35)	(33)	(92)	(71)
	(3,139)	(2,261)	(5,878)	(4,435)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(119)	(97)	(269)	(239)
Cost of international outbound calls	(66)	(62)	(146)	(123)
Lease of circuits and use of public network	(113)	(113)	(218)	(233)
Mobile services - charges for roaming	(86)	(113)	(200)	(258)
Mobile services - charges for TLRD	(357)	(238)	(699)	(477)
	(741)	(623)	(1,532)	(1,330)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
	Profit (loss)
Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(169)	(120)	(330)	(238)
Technical maintenance	(341)	(333)	(663)	(653)
Service connection fees for fixed lines and Internet lines	(123)	(66)	(213)	(116)
Service connection fees capitalized as SAC	1	4	4	7
Service connection fees capitalized as Intangible assets	11	12	20	19
Other maintenance costs	(160)	(142)	(282)	(241)
Obsolescence of inventories — Mobile Services	7	(3)	(6)	(21)
Call center fees	(486)	(365)	(889)	(664)
Other fees for services	(326)	(215)	(568)	(404)
Compensation for Directors and Supervisory Committee members	(14)	(14)	(32)	(24)
	(1,600)	(1,242)	(2,959)	(2,335)
Taxes and fees with the Regulatory Authority
Turnover tax	(849)	(691)	(1,652)	(1,352)
Taxes with the Regulatory Authority	(266)	(275)	(519)	(547)
Tax on deposits to and withdrawals from bank accounts	(146)	(140)	(283)	(259)
Municipal taxes	(126)	(99)	(235)	(190)
Other taxes	(93)	(81)	(181)	(146)
	(1,480)	(1,286)	(2,870)	(2,494)
Commissions
Agent commissions	(701)	(751)	(1,340)	(1,483)
Agent commissions capitalized as SAC	276	333	515	674
Distribution of prepaid cards commissions	(204)	(182)	(404)	(358)
Collection, CPP and other commissions	(262)	(360)	(574)	(683)
	(891)	(960)	(1,803)	(1,850)
Cost of equipment and handsets
Inventory balance at the beginning of the period/year	(1,289)	(2,893)	(1,332)	(2,279)
Plus:
Purchases	(1,653)	(1,302)	(2,801)	(3,473)
Deferred costs from SAC	24	21	37	56
Decreases from allowance for obsolescence	5	12	12	25
Mobile handsets lent to customers at no cost	5	17	16	27
Decreases not charged to material cost	—	9	—	9
Less:
Inventory balance at period end	1,299	2,552	1,299	2,552
	(1,609)	(1,584)	(2,769)	(3,083)
Advertising
Media advertising	(169)	(113)	(307)	(221)
Fairs and exhibitions	(30)	(28)	(84)	(72)
Other advertising costs	(57)	(38)	(88)	(78)
	(256)	(179)	(479)	(371)
Cost of VAS
Cost of mobile VAS	(165)	(388)	(430)	(765)
Cost of fixed VAS	(18)	(14)	(36)	(27)
	(183)	(402)	(466)	(792)
Other operating costs
Transportation, freight and travel expenses	(228)	(295)	(433)	(546)
Delivery costs capitalized as SAC	20	54	34	98
Rent of buildings and cell sites	(249)	(196)	(478)	(375)
Energy, water and others	(281)	(237)	(551)	(447)
International and satellite connectivity	(60)	(58)	(121)	(112)
	(798)	(732)	(1,549)	(1,382)
D&A
Depreciation of PP&E	(1,245)	(1,049)	(2,435)	(1,982)
Amortization of SAC and service connection charges	(388)	(368)	(779)	(706)
Amortization of 3G/4G licenses	(78)	(95)	(163)	(193)
Amortization of other intangible assets	(8)	(7)	(15)	(13)
	(1,719)	(1,519)	(3,392)	(2,894)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
	Profit (loss)
Disposals and impairment of PP&E
Impairment of PP&E — Fixed Services	2	4	(26)	9
Impairment of PP&E — Mobile Services	(10)	(115)	(54)	(144)
Disposals of PP&E — Fixed Services	(13)	—	(13)	—
Disposals of PP&E — Mobile Services	(8)	(8)	(8)	(14)
	(29)	(119)	(101)	(149)

The operating expenses disclosed by function are as follows:

Operating costs	(7,780)	(6,863)	(14,897)	(13,443)
Administration costs	(866)	(598)	(1,523)	(1,130)
Commercialization costs	(4,103)	(3,590)	(7,952)	(6,911)
Other expenses — provisions	(105)	(67)	(259)	(81)
Disposals and impairment of PP&E	(29)	(119)	(101)	(149)
	(12,883)	(11,237)	(24,732)	(21,714)

af) Financial results
Finance income
Gains on investments	278	36	314	206
Gains on other short-term investments	35	—	73	26
Interest on receivables	195	87	339	151
Foreign currency exchange gains	(163)	(6)	285	100
Other	2	—	5	—
Total finance income	347	117	1,016	483
Finance expenses
Interest on loans	(193)	(389)	(450)	(701)
Interest on salaries and social security payable, other taxes payables and accounts payable	(13)	(9)	(26)	(14)
Interest on provisions	(76)	(60)	(164)	(117)
Present value effect of salaries and social security payable and other taxes payables	—	1	(1)	(2)
Foreign currency exchange losses (*)	(429)	(132)	(587)	(658)
Pension benefits financial cost	(11)	(9)	(23)	(19)
Tuves Paraguay acquisition rights	(15)	—	(21)	(10)
Investments losses	7	—	—	—
Other	(1)	(8)	(4)	(8)
Total finance expenses	(731)	(606)	(1,276)	(1,529)
	(384)	(489)	(260)	(1,046)

(*) Net of 6 and 25 of gains generated by the NDF in the six-month periods ended June 30, 2017 and 2016, respectively. Net of 25 and (86) of foreign currency exchange gains (losses) generated by the NDF in the three-month periods ended June 30, 2017 and 2016, respectively.

ag) Income taxes

Income tax expense for the six-month periods ended June 30, 2017 and 2016 consists of the following:

	Profit (loss)
	The Company	Telecom USA	Personal	Núcleo	Total
Current tax expense	(436)	(3)	(1,978)	(14)	(2,431)
Deferred tax benefit (expense)	126	3	353	(3)	479
Income tax expense as of June 30, 2017	(310)	—	(1,625)	(17)	(1,952)
Current tax expense	(269)	(7)	(748)	(11)	(1,035)
Deferred tax benefit (expense)	69	2	31	(5)	97
Income tax expense as of June 30, 2016	(200)	(5)	(717)	(16)	(938)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	8,577	96	8,673
Non taxable items — Income from investments	(3,082)	—	(3,082)
Non taxable items — Other	4	23	27
Subtotal	5,499	119	5,618
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,924)	(19)	(1,943)
Income tax on dividends from foreign companies — Núcleo	(11)	—	(11)
Other changes in tax assets and liabilities	—	2	2
Income tax expense as of June 30, 2017	(1,935)	(17)	(1,952)

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	3,983	66	4,049
Non taxable items — Income from investments	(1,374)	5	(1,369)
Non taxable items — Other	6	54	60
Subtotal	2,615	125	2,740
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(915)	(21)	(936)
Income tax on dividends from foreign companies — Núcleo	(7)	—	(7)
Other changes in tax assets and liabilities	5	—	5
Income tax expense as of June 30, 2016	(917)	(21)	(938)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 — SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Telecom Group’s cash management and whose balances fluctuate according to the Group’s operating needs. Bank overdrafts are disclosed in the statement of financial position as current financial debts. During the six-month periods ended June 30, 2017 and 2016 bank overdrafts have been part of the permanent short-term financing structure of the Telecom Group, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Six-month periods ended June 30,
	2017	2016
Collections
Collections from customers	34,336	25,581
Interests from customers	334	150
Interests from time deposits	200	26
Mobile operators collections	406	256
Subtotal	35,276	26,013
Payments
For the acquisition of goods and services and others	(8,700)	(8,173)
For the acquisition of inventories	(1,613)	(3,396)
Salaries and social security payables and severance payments	(5,543)	(4,328)
CPP payments	(367)	(184)
Income taxes (includes affidavits and payments in advance)	(1,294)	(838)
Other taxes and taxes and fees with the Regulatory Authority	(6,786)	(5,114)
Foreign currency exchange differences related to the payments to suppliers/NDF	(167)	(769)
Inventory suppliers	(27)	(205)
PP&E suppliers	(113)	(665)
Other suppliers	(22)	(168)
NDF	(5)	269
Subtotal	(24,470)	(22,802)
Net cash flow provided by operating activities	10,806	3,211

Changes in assets/liabilities components consist on the following:

	Six-month periods ended June 30,
	2017	2016
Net decrease (increase) in assets
Trade receivables	(914)	(2,375)
Other receivables	(72)	144
Inventories	9	(300)
	(977)	(2,531)
Net increase (decrease) in liabilities
Trade payables	1,594	(204)
Deferred revenues	584	(101)
Salaries and social security payables	69	(15)
Other taxes payables	168	(266)
Other liabilities	39	33
Provisions	(179)	(61)
	2,275	(614)

a)             Main non-cash operating transactions:

Compensation of capitalized trade receivables on the basis of Tuves Paraguay acquisition	149	—
SAC acquisitions offset with trade receivables	149	128
VAT and internal taxes offset with income tax payments	—	54
PP&E disposals receivables offset with trade receivables	—	25

b)             Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(4,000)	(4,415)
Plus:
Payments of trade payables originated in prior periods acquisitions	(2,745)	(1,373)
Less:
Acquisition of PP&E through incurrence of trade payables	1,967	1,500
Mobile handsets lent to customers at no cost (i)	16	27
	(4,762)	(4,261)

(i)           Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

Intangible assets additions (Note 2.j)	(611)	(854)
Plus:
Payments of trade payables originated in prior periods acquisitions	(100)	(180)
SAC acquisitions offset with trade receivables	(149)	(128)
Less:
Acquisition of intangible assets through incurrence of trade payables	351	369
	(509)	(793)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Other short-term investments which underlying maturity exceeds 90 days and time deposits maturing over 90 days	(640)	—
Government bonds acquisition	(2,120)	—
Government bonds sale	—	1,051
Government bonds collection	98	86
	(2,662)	1,137

c)               Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Six-month periods ended June 30,
	2017	2016
Bank overdrafts — Personal	—	962
Bank overdrafts — Telecom Argentina	25	817
Bank loans — Núcleo	—	212
Total financial debt proceeds	25	1,991
Bank overdrafts — Personal	(1,624)	(200)
Bank overdrafts — Núcleo	—	(93)
Notes - Personal	(565)	—
Bank loans — Personal	(606)	—
Bank loans — Núcleo	(151)	(70)
Total payment of financial debt	(2,946)	(363)
Bank overdrafts — Personal	(14)	(437)
Bank overdrafts — Telecom Argentina	(4)	(72)
Interests from Notes - Personal	(203)	(104)
NDF (Personal)	(13)	—
Interests on bank loans — Personal	(182)	(30)
Interests on bank loans — Núcleo	(26)	(24)
Total payment of interest and related costs	(442)	(667)

Cash dividends from Telecom Argentina

Fiscal year 2016

The Company’s Board of Directors’ Meeting held on April 29, 2016, resolved to allocate $2,000 of the “Reserve for future cash dividends” to a cash dividend distribution in two installments: $700 that was available to shareholders as from May 13, 2016 and $1,300 that was available to shareholders on August 26, 2016.

Cash dividends from Núcleo

Fiscal year 2017

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2017, approved the distribution of cash dividends for an amount of $109 (that correspond to 40,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders	Total
May 2017 (*)	37	17	54
October 2017	37	18	55
Total	74	35	109

(*) As of the payment date, the amounts were 39 and 17, respectively.

Fiscal year 2016

Núcleo’s Board of Directors, at their meeting held on December 17, 2015, approved the distribution of cash dividends for an amount of $80 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). The corresponding tax withholdings were paid in January 2016 (of which $1 corresponded to the non-controlling shareholder ABC Telecomunicaciones).

d)             Additional information required by IAS 7

Reconciliation between the opening and closing balances of liabilities generated by financing activities is disclosed below as required by IAS 7.

	Balances as of December 31, 2016	Transfers	Cash Flows	Accrued interests	Exchange differences and other comprehensive income	Balances as of June 30, 2017
Bank overdrafts — Personal	1,666	—	(1,624)	—	—	42
Bank overdrafts — Telecom Argentina	41	—	25	—	—	66
Bank loans — principal (Personal)	620	—	(606)	—	(14)	—
Bank loans — principal (Núcleo)	219	75	(151)	—	15	158
Notes — principal (Personal)	566	715	(565)	—	—	716
NDF	2	11	(13)	12	16	28
Accrued interests	152	418	(429)	450	3	594
Total current financial debt (Note 2.m)	3,266	1,219	(3,363)	462	20	1,604
Notes — principal (Personal)	2,084	(803)	—	—	57	1,338
Bank loans — IFC Loan - principal (Personal)	6,234	(341)	—	—	288	6,181
Bank loans — principal (Núcleo)	328	(75)	—	—	23	276
NDF	—	—	—	—	49	49
Total non-current financial debt (Note 2.u)	8,646	(1,219)	—	—	417	7,844

Total financial debt	11,912	—	(a) (3,363)	462	437	9,448

(a)         Correspond to 25 of debt proceeds, 2,946 of principal payments and 442 of interest payments.

NOTE 4 — SEGMENT INFORMATION

Until June 30, 2016, the Telecom Group carried out its activities through six companies grouped in operating segments, as disclosed in Note 1.a). On June 30, 2017 Núcleo acquired a controlling interest in Tuves Paraguay (see Note 12.k), which assets and liabilities were included in the Consolidated Statement of Financial Position in the operating segment “Núcleo Mobile Services”. Thus, since July 2017, the Telecom Group will carry out its activities through seven companies.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the six-month periods ended June 30, 2017 and 2016 was as follows:

For the six-month period ended June 30, 2017

•             Income statement

		Mobile Services
	Fixed Services	Personal	Núcleo (*)	Subtotal	Eliminations	Total
Total revenues and other income (1)	10,590	20,046	1,320	21,366	(1,373)	30,583
Employee benefit expenses and severance payments	(4,403)	(1,367)	(108)	(1,475)	—	(5,878)
Interconnection costs and other telecommunication charges	(620)	(1,692)	(96)	(1,788)	876	(1,532)
Fees for services, maintenance, materials and supplies	(1,515)	(1,639)	(129)	(1,768)	324	(2,959)
Taxes and fees with the Regulatory Authority	(693)	(2,127)	(50)	(2,177)	—	(2,870)
Commissions	(186)	(1,511)	(156)	(1,667)	50	(1,803)
Cost of equipment and handsets	(31)	(2,678)	(60)	(2,738)	—	(2,769)
Advertising	(82)	(350)	(47)	(397)	—	(479)
Cost of VAS	(36)	(359)	(71)	(430)	—	(466)
Provisions	(72)	(187)	—	(187)	—	(259)
Bad debt expenses	(111)	(519)	(45)	(564)	—	(675)
Other operating expenses	(771)	(818)	(83)	(901)	123	(1,549)
Operating income before D&A	2,070	6,799	475	7,274	—	9,344
Depreciation of PP&E	(961)	(1,139)	(335)	(1,474)	—	(2,435)
Amortization of intangible assets	(90)	(826)	(41)	(867)	—	(957)
Disposals and impairment of PP&E	(39)	(62)	—	(62)	—	(101)
Operating income	980	4,772	99	4,871	—	5,851
Financial results, net	(93)	(159)	(8)	(167)	—	(260)
Income before income tax expense	887	4,613	91	4,704	—	5,591
Income tax expense	(310)	(1,625)	(17)	(1,642)	—	(1,952)
Net income	577	2,988	74	3,062	—	3,639

Net income attributable to Telecom Argentina	577	2,988	50	3,038	—	3,615
Net income attributable to non-controlling interest	—	—	24	24	—	24
	577	2,988	74	3,062	—	3,639

(*) Includes no material operations of Personal Envíos (Revenues 17, Operating income before D&A 1, Operating income 0 and Net income 0).

(1)

Service revenues	9,331	16,492	1,267	17,759	—	27,090
Equipment revenues	25	3,379	50	3,429	—	3,454
Other income	32	7	—	7	—	39
Subtotal third party revenues	9,388	19,878	1,317	21,195	—	30,583
Intersegment revenues	1,202	168	3	171	(1,373)	—
Total revenues and other income	10,590	20,046	1,320	21,366	(1,373)	30,583

•             Statement of financial position information

PP&E	12,647	9,774	2,306	12,080	—	24,727
Intangible assets, net	375	6,801	206	7,007	(1)	7,381
Capital expenditures on PP&E (a)	1,760	1,510	142	1,652	—	3,412
Capital expenditures on intangible assets (b)	48	541	22	563	—	611
Total capital expenditures in PP&E and intangible assets (a)+ (b)	1,808	2,051	164	2,215	—	4,023
Total additions on PP&E and intangible assets	2,428	2,012	171	2,183	—	4,611
Net financial asset (debt)	825	(1,263)	(337)	(1,600)	—	(775)

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	29,099	28,946	34,272
Abroad	1,484	1,637	2,609
Total	30,583	30,583	36,881

For the six-month period ended June 30, 2016

•             Income statement

		Mobile Services
	Fixed Services	Personal	Núcleo (*)	Subtotal	Eliminations	Total
Total revenues and other income (1)	8,118	17,176	1,257	18,433	(1,116)	25,435
Employee benefit expenses and severance payments	(3,284)	(1,056)	(95)	(1,151)	—	(4,435)
Interconnection costs and other telecommunication charges	(480)	(1,509)	(112)	(1,621)	771	(1,330)
Fees for services, maintenance, materials and supplies	(1,093)	(1,348)	(104)	(1,452)	210	(2,335)
Taxes and fees with the Regulatory Authority	(553)	(1,901)	(40)	(1,941)	—	(2,494)
Commissions	(153)	(1,583)	(140)	(1,723)	26	(1,850)
Cost of equipment and handsets	(87)	(2,841)	(155)	(2,996)	—	(3,083)
Advertising	(38)	(280)	(53)	(333)	—	(371)
Cost of VAS	(27)	(707)	(58)	(765)	—	(792)
Provisions	(30)	(51)	—	(51)	—	(81)
Bad debt expenses	(67)	(405)	(46)	(451)	—	(518)
Other operating expenses	(696)	(721)	(74)	(795)	109	(1,382)
Operating income before D&A	1,610	4,774	380	5,154	—	6,764
Depreciation of PP&E	(789)	(921)	(272)	(1,193)	—	(1,982)
Amortization of intangible assets	(105)	(754)	(53)	(807)	—	(912)
Disposals and impairment of PP&E	9	(159)	1	(158)	—	(149)
Operating income	725	2,940	56	2,996	—	3,721
Financial results, net	(143)	(900)	(3)	(903)	—	(1,046)
Income before income tax expense	582	2,040	53	2,093	—	2,675
Income tax expense	(205)	(717)	(16)	(733)	—	(938)
Net income	377	1,323	37	1,360	—	1,737

Net income attributable to Telecom Argentina	377	1,323	25	1,348	—	1,725
Net income attributable to non-controlling interest	—	—	12	12	—	12
	377	1,323	37	1,360	—	1,737

(*) Includes no material operations of Personal Envíos (Revenues 11, Operating loss before D&A (3), Operating loss (4) and Net loss (4).

(1)

Service revenues	6,991	13,158	1,128	14,286	—	21,277
Equipment revenues	65	3,938	126	4,064	—	4,129
Other income	21	8	—	8	—	29
Subtotal third party revenues	7,077	17,104	1,254	18,358	—	25,435
Intersegment revenues	1,041	72	3	75	(1,116)	—
Total revenues and other income	8,118	17,176	1,257	18,433	(1,116)	25,435

•             Statement of financial position information

PP&E	10,084	8,138	2,153	10,291	—	20,375
Intangible assets, net	437	7,087	95	7,182	(1)	7,618
Capital expenditures on PP&E (a)	1,304	2,071	266	2,337	—	3,641
Capital expenditures on intangible assets (b)	99	710	45	755	—	854
Total capital expenditures in PP&E and intangible assets (a)+ (b)	1,403	2,781	311	3,092	—	4,495
Total additions on PP&E and intangible assets	1,889	3,053	327	3,380	—	5,269
Net financial debt	(331)	(4,514)	(577)	(5,091)	—	(5,422)

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	24,037	23,763	26,552
Abroad	1,398	1,672	2,566
Total	25,435	25,435	29,118

NOTE 5 —BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECT. 33 OF LAW No. 19,550 AND RELATED PARTIES

a)             Controlling group

As of June 30, 2017, Nortel, residing in A. Moreau de Justo 50 - 13th floor —Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Section 33 of Law No. 19,550. Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 7.b), as of June 30, 2017, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All shares of common stock of Nortel belong to Sofora. As of June 30, 2017 these shares represent 78.38% of Nortel’s capital stock.

Sofora’s capital stock consists of common stock shares, with a par value of $1 argentine peso each and one vote per share. As of June 30, 2017, total Sofora’s shares are held by Fintech, as a result of the total amortization of the Sofora’s shares held by WAI during the six-month period ended June 30, 2017 (see Note 10.1).

Additionally, Fintech holds 58,173,522 Telecom Argentina’s Class B shares, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and WAI, through which Fintech acquired all the rights and obligations of the Telecom Italia Group, it was no longer into effect with respect to: i) the political rights therein provided, on May 23, 2017, when 17% of Sofora’s shares were amortized; and (ii) the rest of its provisions, on June 22, 2017, when 15% of Sofora’s shares were amortized (see Note 10.1).

b)             Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech, ABC Telecomunicaciones S.A. (non-controlling shareholder of Núcleo) and TU VES S.A —Chile (non-controlling shareholder of Tuves Paraguay), except Nortel and companies under sect. 33 of the LGS.

For the periods presented, the Telecom Group has not conducted any transactions with Key Managers and/or persons related to them, except the mentioned in e) below.

c)              Balances with companies under sect. 33 of Law No. 19,550 and related parties

•                  Companies under Section 33 — Law No. 19,550

		June 30,	December 31,
	Type of company	2017	2016
CURRENT ASSETS
Other receivables
Nortel	Parent company	1	—
		1	—

Related parties

		June 30,	December 31,
		2017	2016
CURRENT ASSETS
Cash and cash equivalents
Banco Atlas S.A. (a)	Other related party	—	2
		—	2
Trade receivables
Editorial Azeta S.A. (a)	Other related party	1	1
		1	1
CURRENT LIABILITIES
Trade payables
TU VES S.A. (Chile)	Non-controlling shareholder of Tuves Paraguay	32	—
Experta ART S.A. (b)	Other related party	—	16
Haras El Capricho S.A. (b)	Other related party	—	1
Telteco S.A. (c)	Other related party	—	4
		32	21
Financial debt — Notes (Current and Non-Current)
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (b)	Other related party	—	172
Experta ART S.A. (b)	Other related party	—	151
		—	323
Dividend payables
ABC Telecomunicaciones S.A.	Non-controlling shareholder of Núcleo	19	—
		19	—

d)        Transactions with related parties

	Transaction		Six-month periods ended June 30,
	description	Type of company	2017	2016
			Profit (loss)
Services rendered
Editorial Azeta S.A. (a)	Postpaid — Retail	Other related party	1	2
		Total services rendered	1	2
Services received
Editorial Azeta S.A. (a)	Advertising	Other related party	(1)	(2)
Prenta S.A. (a)	Rental	Other related party	(1)	—
		Total services received	(2)	(2)

(a)         Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)         Such companies relate to WAI until May 23, 2017.

(c)          Such company relate to a Board of Directors member appointed by WAI until May 23, 2017.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

In connection with the change of control explained, on March 8, 2016, Fintech acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, since January 1, 2016 until such date (in which the Telecom Italia Group ceased to be a related party of the Telecom Group), the transactions carried out with the Group amounted to $111 for services rendered, $72 for services received and $18 for purchase of PP&E. It should be mentioned that no transactions with related parties of Fintech were identified since March 8, 2016 according to IAS 24.

Also, with the first trance amortization of Sofora’s ordinary shares owned by WAI (see Note 10.1 to theses consolidated financial statements), as of May 23, 2017 WAI ceased to be a related party of the Telecom Group. The operations carried out with the aforementioned Group since January 1, 2017 until such date amounted to $7 for services rendered, $72 for services received and $34 for financial costs related to loans, while operations carried out in the six-month period ended June 30, 2016 amounted to $1 for services rendered, $78 for services received, $25 for financial costs related to loans and $1 for purchase of PP&E.

e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $85 and $87 for the six-month periods ended June 30, 2017 and 2016, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”.

The total expense remuneration is comprised as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
Salaries (*)	20	13	36	23
Variable compensation (*)	14	8	24	13
Social security contributions	9	8	17	12
Hiring bonuses	—	5	—	5
Termination benefits	—	31	8	34
	43	65	85	87

(*) Gross compensation. Social security contributions and income tax withholdings that are deducted from the gross compensation are in charge of the employee.

As of June 30, 2017, $31 remained unpaid.

As of June 30, 2017 and 2016, the Telecom Group has recorded a provision of $21 and $14, respectively, for the fees of its Board of Directors’ members. Additionally, a member of the Board of Directors (included in the Company’s payroll) has performed technical and administrative tasks for $19, recorded within Salaries and Social security expenses in the Consolidated Income Statements for the six-month period ended June 30, 2017.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

NOTE 6 — COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)             Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $9,243 as of June 30, 2017 (of which $4,483 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)             Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2017, the Telecom Group has recorded provisions in an aggregate amount of $1,950 ($56 for regulatory contingencies deducted from assets and $1,894 included under provisions) to cover potential losses under these claims and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2017, these restricted funds totaled $92 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of	Additions			Decreases		Balances as of
	December 31, 2016	Capital	Interest (i)	Reclassifications	Classified to liability	Payments	June 30, 2017
Current
Provision for civil and commercial proceedings	109	—	—	30	—	(13)	126
Provision for labor claims	91	—	—	159	—	(150)	100
Provision for regulatory, tax and other matters claims	71	—	—	59	—	(16)	114
Total current provisions	271	—	—	248	—	(179)	340
Non-current
Provision for civil and commercial proceedings	261	63	21	(30)	—	—	315
Provision for labor claims	377	180	85	(159)	—	—	483
Provision for regulatory, tax and other matters claims	416	42	21	(59)	—	—	420
Asset retirement obligations	298	1	37	—	—	—	336
Total non-current provisions	1,352	286	164	(248)	—	—	1,554

Total provisions	1,623	(ii) 286	164	—	—	(179)	1,894

(i)            Included in Finance costs, in the line Interest on provisions.

(ii)         259 included in Provisions, 1 included in currency translation adjustment and 26 relating to Tuves Paraguay acquisition.

	Balances as of	Additions			Decreases		Balances as of
	December 31, 2015	Capital	Interest (i)	Reclassifications	Classified to liability	Payments	June 30, 2016
Current
Provision for civil and commercial proceedings	112	—	—	(7)	(14)	(12)	79
Provision for labor claims	51	—	—	52	—	(28)	75
Provision for regulatory, tax and other matters claims	44	—	—	43	—	(21)	66
Total current provisions	207	—	—	88	(14)	(61)	220
Non-current
Provision for civil and commercial proceedings	240	4	22	7	—	—	273
Provision for labor claims	329	55	48	(52)	—	—	380
Provision for regulatory, tax and other matters claims	407	22	16	(43)	—	—	402
Asset retirement obligations	189	1	31	—	—	—	221
Total non-current provisions	1,165	82	117	(88)	—	—	1,276

Total provisions	1,372	(ii) 82	117	—	(14)	(61)	1,496

(i)            Included in Finance costs, in the line Interest on provisions.

(ii)         81 included in Provisions and 1 included in currency translation adjustment.

NOTE 7 — EQUITY

Equity includes:

	June 30,	December 31,
	2017	2016
Equity attributable to Telecom Argentina (Controlling Company)	22,999	19,336
Equity attributable to non-controlling interest	639	542
Total equity (*)	23,638	19,878

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value, of which 969,159,605 are entitled to vote, as 15,221,373 are treasury shares. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV and the SEC for public trading in the BYMA and the NYSE. Taking into account the particular transfer conditions of the Class “A” and Class “C” shares, only Class “B” shares are able for public trading in the BYMA and the NYSE.

Telecom Argentina’s breakdown of capital stock as of June 30, 2017 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	—	502,034,299
Class “B”	466,890,558	15,221,373	482,111,931
Class “C”	234,748	—	234,748
Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program of Telecom Argentina in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) for the purpose of avoiding any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and with the following deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by Fintech for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 5.a), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which, as of June 30, 2017 amounted to $461.

On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved an additional 3-year extension for the disposals due date of treasury shares provided by Section 67 of Law No. 26,831.

As of June 30, 2017, the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

NOTE 8 — RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

NOTE 9 — SELECTED CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED INFORMATION)

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Telecom Argentina
Fiscal year 2016:
March 31,	12,455	3,402	1,997	(557)	935	925
June 30,	12,951	3,362	1,724	(489)	802	800
Total 1H2016	25,406	6,764	3,721	(1,046)	1,737	1,725

September 30,	13,412	3,446	1,802	(636)	758	746
December 31,	14,422	4,214	2,320	(562)	1,510	1,504
	53,240	14,424	7,843	(2,244)	4,005	3,975
Fiscal year 2017:
March 31,	14,726	4,638	2,893	124	1,966	1,955
June 30,	15,818	4,706	2,958	(384)	1,673	1,660
Total 1H2017	30,544	9,344	5,851	(260)	3,639	3,615

NOTE 10 — CORPORATE REORGANIZATION OF THE TELECOM GROUP AND ITS CONTROLLING COMPANIES

1) Amortization of Sofora shares

In March 2017, WAI offered to Sofora and Sofora accepted, with the consent of Fintech (the controlling shareholder of Sofora), an offer to amortize in two tranches all of the 140,704,640 shares issued by Sofora and owned by WAI, according to the provisions of Sections 223 and 228 of the LGS. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora, such amount being equivalent to $140,704,640, and issue in the name of WAI one or more dividend certificates (Class “A” “Bono de Goce”) evidencing WAI’s rights to dividends up to an aggregate amount of US$ 470 million minus the amounts paid to amortize the shares of Sofora owned by WAI (equivalent to U$S 8,683,596).

On May 23, 2017 the first tranche of the ordinary shares of Sofora owned by WAI (74,749,340 ordinary shares), representing 17% of Sofora’s capital stock was amortized. As a result of the mentioned amortization:

i.                  Sofora paid $74,749,340 to WAI and issued a Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of US$ 245,036,017, and

ii.               The members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina, Personal, Nortel and Sofora appointed by WAI presented their resignations. In the case of Telecom Argentina, the General Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017, in its second tranche of deliberations held on June 6, 2017, appointed two directors, two alternate directors, one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the term of duties of the resigning members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina.

As a result of obtaining the authorization of ENACOM mentioned in 2) of this Note, on June 22, 2017, the second tranche of the ordinary shares of Sofora owned by WAI (65,955,300 shares) representing 15 % of Sofora’s capital stock before the first tranche of ordinary shares amortization, was amortized. As a result of this amortization, Sofora paid $65,955,300 to WAI and issued an additional Class “A” Bono de Goce on behalf of WAI which granted them the right to dividends in the amount of US$ 216,280,387.

As a result of the amortization of all Sofora’s ordinary shares, as of June 30, 2017, Fintech is the sole shareholder of Sofora.

The principal terms and conditions of each Bono de Goce provide that: (i) dividend payments of up to the maximum amount under the Bono de Goce will be made only if and when Sofora resolves to pay a dividend, (ii) dividend payments made by Sofora shall be paid to the holder of the Bono de Goce with priority over all other shareholders of Sofora, (iii) all dividends to be paid under the Bono de Goce will be paid by Sofora with liquid and realized profits (ganancias realizadas y líquidas), (iv) the maximum amount of dividends to be collected under the Bono de Goce shall accrete every year on June 1 on the amount of dividends that remain unpaid by Sofora as of May 31 of the relevant year at a 2% annually, (v) Sofora has a right to redeem the Bono de Goce at any time after the later of 36 months from the date of issuance or the payment of 60% of the maximum amount of dividends under the Bono de Goce and, whatever occur at last (vi) in the event that Sofora is absorbed by another continuing company of Sofora’s activities, the preference of the Class “A” Bono de Goce will remain only in respect of those shares of the continuing company that Sofora’s shareholders receive according to the expected exchange ratio of the Reorganization, so that this preference does not affect the other shareholders of the absorbing company, meaning that, in the case of the reorganization mentioned in this Note (the “Telecom Group’s Reorganization”), the preference for the Class “A” Bono de Goce will only be verified with respect to the Class “A” Shares of Telecom Argentina that receives Fintech and will not affect the Class “B” Shares or Class “C” Shares of Telecom Argentina.

If the Reorganization of the Telecom Group is consummated, Telecom Argentina will assume all the rights and obligations of Sofora as issuer of the Class “A” Bonos de Goce. In no event shall the dividend rights under the Class “A” Bonos de Goce affect the dividend rights of holders of Telecom Argentina Class “B” or Class “C” Shares.

2) The Telecom Group’s Reorganization

On March 31, 2017, each of the Board of Directors of Sofora, Personal and Nortel and Telecom Argentina approved a preliminary reorganization agreement (“Compromiso Previo de Fusión”) (the “Preliminary Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement, Telecom Argentina will absorb to Nortel, Sofora and Personal according to the provisions of sections 82 and 83 of the LGS.

Telecom Argentina’s and Personal’s General Ordinary and Extraordinary Shareholders’ Meetings held on May 23, 2017, and Nortel’s and Sofora’s General Extraordinary Shareholders’ Meeting held on May 22, 2017 approved the Telecom Group’s Reorganization jointly with the following documents:

i.                  Special-purpose unconsolidated financial statements of their respective companies as of December 31, 2016;

ii.               Special-purpose combined financial statements of Sofora, Nortel, Telecom Argentina y Telecom Personal as of December 31, 2016;

iii.            The corresponding preliminary reorganization agreement approved on March 31, 2017.

Additionally, the mentioned Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting approved:

i.                  the conversion of up to 161,039,447 Class A Ordinary Shares, par value $1 entitled to one vote per share into equal Class B Ordinary Shares, par value $1 and entitled to one vote per share to be delivered to Nortel’s Preferred Class “B” Shares holders, as explained in Section 4th of the related preliminary reorganization agreement; and

ii.               the amendment of the following sections of the Bylaws:

a.              Section 4°: to establish a dynamic conversion procedure for the shares representing capital stock from one Class to the other with equal political and equity rights; and

b.              Section 5°: to allow the total or partial amortization of integrated shares according to the provisions of Section 223 of LGS and allow de issuance of Bonos de Goce according to the provisions of Section 228 on the mentioned Law.

iii.   The removal of Section 9° of the Bylaws, which includes limitations for transferring Class “A” Shares, which will be effective since the authorization of the ENACOM of the Nortel’s dissolution related to the Reorganization of the Telecom Group and the distribution to holders of Nortel’s Class “B” Preferred Shares of a portion of Class “A” Shares of Telecom Argentina through its conversion to Class “B” Shares in accordance to the provisions of the corresponding preliminary reorganization agreement.

At least, Personal’s, Nortel’s and Sofora’s Shareholders’ Meeting approved the dissolution without liquidation of such companies in accordance with Section 94, item 7 of the LGS as a consequence of their incorporation to Telecom Argentina through the Telecom Group’s Reorganization.

The effective date of the Telecom Group’s Reorganization will be since 0:00 hours of the date in which the Chairmen of the Board of Directors of the parties of the Telecom Group subscribe an operations translation minute stating that: (i) Telecom Argentina has adapted its operational- technical systems to assume the operations and activities of Personal, Nortel and Sofora, and (ii) the translation of the activities and operations of the absorbed companies to Telecom Argentina was finalized as the following conditions to which the Telecom Group’s Reorganization was subject were accomplished:

• approval of the Telecom Group’s Reorganization under the terms and conditions established in its previous reorganization agreement in Nortel’s Special Shareholders’ Meetings;

• the signing of its definitive reorganization agreement;

• the obtaining of certain ENACOM’s regulatory authorizations;

• that Telecom Argentina has conditioned its operational- technical systems with capacity to absorb the operations of Personal, Nortel and Sofora.

In addition, the improvement of the corporate and administrative procedures of the Reorganization of the Telecom Group is subject to the following conditions, among others: (i) obtaining the administrative compliance of the CNV with respect to the Telecom Group Reorganization, (ii) registration of its definitive reorganization agreement in the IGJ and (iii) obtaining any other authorization that may be required by other regulatory bodies (among others, the SEC).

As mentioned above, the companies involved have requested ENACOM the following authorizations provided for in the previous reorganization agreement:

a) ENACOM authorization (requested on March 30, 2017) for releasing the shares that comprised the second amortization tranche of Sofora’s ordinary shares (owned by WAI representing 15% of Sofora’s capital stock) of the allocation to the main core of shares of the investment consortium for the acquisition, in the process of privatization of ENTel, of the Sociedad Licenciataria Norte (currently Telecom Argentina) pursuant to the provisions of Decree No. 62/90 issued on January 5, 1990 and the terms of such privatization and Resolution No. 111/03 issued by the SC on December 10, 2003.

b) ENACOM authorization (requested on May 17, 2017) for the dissolution of Nortel as a result of the Reorganization of the Telecom Group and the distribution to the holders of Nortel’s Class “B” Preferred Shares of a portion of Telecom Argentina’s Class “A” Shares through Its conversion to Telecom Argentina’s Class “B” Shares pursuant to the corresponding reorganization agreement.

c) ENACOM authorization (requested on May 17, 2017) for the transfer to Telecom Argentina, as a result of the Reorganization of the Telecom Group, of all licenses for the provision of ICT Services and the records of ICT Services, together with the corresponding permissions for the use of frequencies, which were granted or awarded to Personal.

On June 16, 2017, the ENACOM Authorization referred to in a) above was granted by Resolution No. RESOL-2017-5120-APN-ENACOM # MCO, allowing the amortization of the second tranche of Sofora’s ordinary shares, described in 1).

As of the date of issuance of these consolidated financial statements, the procedures mentioned in b) and c) above pending from a favorable ENACOM resolution.

As a consequence of the reorganization and with effect as of the date thereof: (i) the total equities of the Absorbed Companies will be transferred to Telecom Argentina to the book values of such items in the respective Special Individual Reorganization Financial Statements. According to this, Telecom Argentina will acquire all rights, obligations and responsibilities of any nature of Personnel, Sofora and Nortel; (ii) Telecom Argentina will be the continuing company of all Personal, Sofora and Nortel activities; (iii) Personal, Sofora and Nortel will be dissolved without liquidation and (iv) Nortel’s shares and ADS’s and Soforas’ and Personal’s ordinary shares will be cancelled.

As a consequence of the Reorganization, Nortel will:

(i)                                                   distribute a portion of Nortel’s Telecom Argentina Class “A” Shares to the holders of Sofora Common Shares,

(ii)                                                convert Nortel’s remaining Telecom Argentina Class “A” Shares to Telecom Argentina Class “B” Shares,

(iii)                                             distribute all of Nortel’s Telecom Argentina Class “B” Shares (including all of Nortel’s Telecom Argentina Class “B” Shares that will be converted from Telecom Argentina Class “A” Shares) to the holders of Nortel Preferred Shares, and

(iv)                                            cancel all of Nortel’s preferred Class “B” shares and ordinary shares.

Telecom Argentina will not issue any new Class “B” Shares or Class “A” Shares in connection with the Reorganization. The Reorganization is subject to certain authorizations of ENACOM.

If the Reorganization is approved at the Nortel’s Special Shareholders’ Meetings, the companies involved in the Telecom Group’s Reorganization expect to enter into a definitive reorganization agreement (the “Final Reorganization Agreement”), which will be filed with the Argentine administrative authorities in accordance with applicable corporate procedures.

Since (i) it is expected that, as of the Telecom Group’s Reorganization date, Nortel and Sofora, that are holding companies with no operations or assets other than direct and indirect interests, respectively, in Telecom Argentina and (ii) Personal is a wholly-owned subsidiary of Telecom Argentina, Telecom Argentina does not expect any material changes in its statement of financial position or income statement as of the Telecom Group’s Reorganization date. The Reorganization will be accounted for under the Absorbed Companies basis of accounting, as permitted by IFRS as issued by the IASB. Under this method, assets and liabilities of the Absorbed Companies will be incorporated by Telecom Argentina at their respective book values.

NOTE 11 — MERGER BY ABSORPTION BETWEEN TELECOM ARGENTINA AND CABLEVISION S.A.

On June 30, 2017 the Board of Directors of Telecom Argentina and Cablevisión S.A. approved a preliminary merger agreement by which they agree that Telecom Argentina will absorb by merger Cablevisión, which will be dissolved without liquidation, in accordance with the provisions of Sections 82 and 83 of the LGS, and ad referendum of the corporate and regulatory approvals (the “Merger”).

The purpose of the Merger is to enable the merged company to efficiently offer, in line with the trend both at a national and international level, technological convergence products between media and telecommunications services, in a separate or independent basis, to provide voice, data, sound and image services, both fixed and wireless, in a single product or groups of products for the benefit of users and consumers of such multiple individual services. Likewise, both companies have considered that their respective operational and technical structures are highly complementary and could be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products that the market will demand.

The Merger Effective Date will be since 0:00 hours of the date in which the Chairmen of the Board of Directors of Telecom Argentina y Cablevisión S.A. subscribe an operations translation minute stating that: (i) Telecom Argentina has adapted its operational- technical systems to assume the operations and activities of Cablevisión S.A., and (ii) that on such Merger Effective Date the translation of the activities and operations of Cablevisión S.A. to Telecom Argentina was finalized as the following conditions to which the Merger was subject were accomplished:

i.                  the subscription of the definitive merger agreement, and

ii.               the ENACOM operation authorization.

Since the Merger Effective Date, (i) the whole assets and liabilities (including registered assets, licenses, rights and obligations) belonging to Cablevisión S.A will be incorporated to Telecom Argentina’s equity, (ii) Telecom Argentina will continue the operations of Cablevisión S.A., generating the corresponding operational, accounting and tax effects, (iii) the administration and representation of Cablevisión S.A. will be in charge of the administration and representations boards of Telecom Argentina.

According to the Merger, and to the provisions of Section 83, item c) of the LGS, the following distribution rage has been settled: one ordinary share of Cablevisión S.A. (both, Class “A” and “B” shares) for every 9,871.07005 new ordinary shares of Telecom Argentina (the “Distribution Ratio”). The determined Distribution Ratio was considered fair from a financial perspective by the independent valuation experts JPMorgan Securities LLC and Lion Tree Advisors LLC.

As a result of the merger, Telecom Argentina will increase its capital stock in the amount of $1,184,528,406 and will issue as consideration 1,184,528,406 ordinary book-entry shares of its common stock, with nominal value of $1 and entitled to one vote per share, to be delivered to Cablevisión S.A.’s shareholders instead of the shares they hold of such Company. These delivered shares will be Telecom Argentina’s Class “A” or Class “D” shares, as appropriate, according to the established Distribution Ratio, or according to the new shares resulting from the Distribution Ratio adjustments that would be later realized according to the preliminary merger agreement.

Also, on June 30, 2017, the Telecom Argentina’s and Cablevisión S.A.’s Board of Directors approved to call for an Ordinary and Extraordinary Shareholders’ Meeting to be held on August 31, 2017 in order to consider the preliminary merger agreement and, relating Cablevisión S.A., its dissolution and, relating Telecom Argentina, the Bylaws amendment and the increase of its capital stock.

In relation to the mentioned merger, on July 7, 2017 Cablevisión Holding S.A., VLG Argentina LLC, Fintech Media LLC, Fintech Advisory Inc., GC Dominio S.A. (all direct and indirect shareholders of Cabelvisión S.A.) and Fintech (parent company of Telecom Argentina) approved a shareholders’ agreement that will rule the future exercise of their rights as shareholders of Telecom Argentina S.A. (the “Agreement”) once the merger is concluded. According to such Agreement, the parties had provided:

•                  the representation in the corporate bodies, stating that, subject to the compliance of certain conditions provided and as long as Cablevisión Holding S.A. satisfies certain minimum ownership requirements in the merged company, Cablevisión Holding S.A. will be able to appoint a majority of the members of the Board of Directors, Executive Committee, Audit Committee and Supervisory Committee;

•                  a scheme of supermajorities and required approvals to agree upon certain decisions in the governance and in the corporate bodies of the Merged Company, such as: i) the approval of the Business Plan and the Annual Budget of the Merged Company, ii) amendments of the bylaws, iii) changes in Independent Auditors, iv) the creation of committees of the Board of Directors, v) hiring of Key Employees, as defined in the Agreement (Key Employees will be proposed by Cablevisión Holding S.A., except for the CFO and the internal auditor), vi) mergers by absorption of Telecom Argentina or any other controlled company, vii) certain assets acquisitions, viii) certain sale of assets, ix) capital increases, x) incurrence of indebtedness over certain limits, xi) capital investments in infrastructure, plant and equipment above certain amounts, not included in the Business Plan and in the Annual Budget, xii) related party transactions, xiii) contracts that may impose restrictions to the distribution of dividends, xiv) new lines of business or discontinuing existing lines of business, xv) contracting for significant amounts, not included in the Business Plan and in the Annual Budget, among others.

In addition, Cablevisión Holding has acquired on July 7, 2017 a call option granted by Fintech Advisory Inc. for the acquisition of a 13.51% equity interest in Telecom Argentina (that would represent a participation of approximately 6% of the merged company) in the amount of US$ 634,275,282. The call option can be executed during one year since July 7, 2017.

NOTE 12 — RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2017 FOR THE TELECOM GROUP

a)             Pre-cancelation of Personal’s bank loan

On January 28, 2015, Personal had signed a loan agreement with a foreign bank for US$ 40.8 million (equivalent to $353 as of such date). The capital was fully cancelable in 27 months (bullet) with quarterly interest payments.

On February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$ 40.8 million of capital (equivalent to $606), US$ 1 million of interest (equivalent to $16) and US$ 0.3 million of pre-cancellation fee (equivalent to $5).

b)             NDF to hedge interest rate fluctuations

During 1Q17, Personal entered into several hedging agreements (NDF) to cover fluctuations in the LIBO rate of the loan with the International Financing Corporation (“IFC”) in an amount of US$ 400 million. These NDF allow fixing the variable rate for the full loan term, ranging from 2.087% to 2.4525% nominal per annum (a weighted average of 2.2258% nominal per annum).

Such NDF begun on March 15, 2017 hedging US$ 300 million and the remaining US$ 100 million will be hedge since September 15, 2017.

c)              NDF to hedge exchange rates fluctuations

During 2Q17, Personal entered into several hedging agreements (NDF) to cover Exchange rates fluctuations of the loan with the International Financing Corporation in an amount of U$S 53.5 million. These NDF allow fixing an exchange rate of 18.30 argentine pesos per US dollar and mature in February and April 2018.

d)             Acquisition of Nortel’s interest in Personal

On March 31, 2017, the Board of Directors of Nortel approved the sale of its interest of 120,000 shares of Personal to Telecom Argentina (representing 0.008% of Personal’s capital stock) for an amount of $4, which were fully paid in April. As a result of this transaction Telecom Argentina owns 100% of Personal.

e)              Radioelectric Spectrum Fees

In October 2016 Personal modified the criteria used for the statement of some of its commercial plans (“Abono Fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. Personal’s Management believes that it has solid legal arguments to defend its position, so, as a consequence, filed the applicable administrative recourse. However, it cannot be assured that such arguments will be accepted by the ENACOM. The difference resulting from both sets of liquidation criteria is of approximately $25 per month since October 2016, plus interests.

f)                Claims of some Personal Content Providers

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the upcoming expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, four of those companies initiated and obtained in court precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

On February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO (through which provided about content suppliers who frame as Audiotext VAS and Massive Calls suppliers), which established that Mobile Operators may receive, in every concept, a percentage that should not exceed 40% of the services invoiced on behalf and to the order of such suppliers. In addition, the Resolution provides a 30-day period to file through the ENACOM the interconnection agreements or the amendments to the existing ones, which ensure the amendments to the agreements already in force and in relation to the services rendered by the members of the Argentine Mobile Value Added Corporation (Cámara Argentina de Valor Agregado Móvil or “CAVAM”).

On March 22, 2017, Personal’s Management, based on the advice of its legal counsel and due to its solid arguments, filed a recourse requiring the revocation of Resolution No. 1,122/17.

If the recourse is not successful, Personal will exercise the necessary legal actions for the protection of its rights.

Also, Personal has renewed the commercial agreements with the majority of the contents suppliers, which are still in force.

g)             Telecom Argentina’s declaration as proper taxpayer

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017.

Telecom Argentina has already filed this request related to the payment of the tax on personal property— on behalf of Shareholders. As a consequence, Telecom Argentina recorded in 2017 the reversal of the current tax credit on personal property — on behalf of Shareholders and the corresponding liability that it had recorded as of December 31, 2016 which amounted to $8 and has discontinued recording such receivables and liabilities since January 1, 2017.

Notwithstanding, it cannot be assured that in the future, Telecom Argentina can fulfill those requirements and maintain the referred exemption.

h)             Consultation documents under the “General Regulation of Public Hearings and Consultation Documents for Communication Services” provisions

Telecom Argentina and Personal have timely filed through the ICT Secretary their opinions and proposals for the following consultations received:

•                  Document “Consultation on ICT Network Service Quality”, issued through Resolution SECTIC No. 3-E/17 issued on March 13, 2017,

•                  Document “Interconnection and Access General Regulation Project”, issued through Resolution SECTIC No. 2-E/17, issued on March 13, 2017,and

•                  Document “Public Hearing for Internet Matters”, issued through Resolution SECTIC No. 7-E/17, issued on May 12, 2017.

i)                Interest rate applicable to the matters under Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Argentine National Bank for a 49 to 60 month term (3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (1.972% per month). Therefore, this disposition represented an increase in the interest rate, which the Company has reflected in its assessment of the provisions for pending labor claims since May 2017.

This prospective criterion was sustained until the date of issuance of the consolidated financial statements as of December 31, 2016, since Telecom Group’s Management, with the assistance of its legal counsel, considered that there were strong legal arguments to challenge the retroactive application of the new rate.

However, later, the labor courts have applied the new rate criterion retroactively as from the date that each amount is considered due. The Telecom Group has appealed these decisions but the National Labor Court of Appeals validated the criterion mentioned in recent cases and extraordinary appeals have been dismissed before the Supreme Court. For this reason, during 2017, the Telecom Group has recorded additional provisions that it considers sufficient to cover the impacts that these rulings could have.

j)                Modification of the forms to be submitted by affidavits related to the FFSU contributions

In accordance with ENACOM Resolution No. 6,981-E/16 issued on October 19, 2016, FFSU and the FFSU Investment Contribution Settlement and Interest Report new forms were approved and will be in force since January 1, 2017, being operationally implemented since March 2017. Taking into consideration the changes introduced in the Affidavits Form approved by the regulation, the Company and Personal made a presentation to the Regulatory Authority exposing the need to introduce amendments to the forms in order to explain the deductions of the SU services that both companies are providing.

On May 4, 2017, ENACOM Resolution No. 2,884/17 was published in the Official Bulletin. This Resolution amends the Form of the FFSU contributions, adding, within the possible deductions, the “Discount Annex. SC Resolution No. 154/10 Section 1, Sub-section B) i), second paragraph”. Such Resolution allows deducting, until the Regulatory Authority expresses its opinion, any amounts that eventually may correspond to SU Initial Programs or other than those provided for in Annex III of Decree No. 764/00, in accordance with the provisions of Section 2 of Decree No. 558/08 and Section 6 of Annex III of Decree No. 764/00, replaced by Decree No. 558/08.

k)             Acquisition of the controlling interest in Tuves Paraguay

On October 6, 2016 Tuves Paraguay’s controlling shareholder (TU VES S.A — Chile) accepted Núcleo’s proposal for executing the Tuves Paraguay’s shares purchase option, which was subject to the approval of the Comisión Nacional de Telecomunicaciones (“CONATEL”).

On April 11, 2017, the CONATEL’s Board of Directors through Resolution No. 460/17authorized TU VES S.A. (Chile) to transfer Núcleo 350 shares of Tuves Paraguay, that represent 70% Tuves’ total capital stock.

Accordingly, and pursuant to the provisions of the shares’ purchase agreement, on June 30, 2017, the transaction was performed and Núcleo acquired the 70% capital stock and votes of Tuves Paraguay through the payment of approximately $0.1 (35 million of Guaraníes) and the partial capitalization of receivables that Núcleo had at such date for approximately $147 (49,396 million of Guaraníes).

Tuves Paraguay is a Paraguayan company whose main purpose is the provision of telecommunications services and also the distribution of digital audio and television signals to homes, in accordance with the license granted by CONATEL.

Accounting treatment

The acquisition of control of Tuves Paraguay was recognized in these consolidated financial statements as of June 30, 2017, in accordance with the provisions of IFRS 3 “Business Combinations”.

For this purpose, the total purchase price provided by IFRS 3 of approximately $149 (50,056 million of Guaraníes) was determined including the book value of the call option as of the date of the transaction, the assets and liabilities of Tuves Paraguay were measured at fair value, recognizing a higher value of PP&E and identifying a customer relationship and a goodwill of approximately $2 within Intangible Assets (662 million of Guaraníes).

The higher value recognized in PP&E and the value of the customer relationship will be amortized since second half of 2017 according to their respective useful lives, while the value of the goodwill will be annually reviewed through its impairment test.

l)                Loan with the Inter-American Investment Corporation

In April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$ 100 million maturing in September 2022, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

m)          Cancellation of Personal’s Serie I Notes

On June 12, 2017, Personal canceled, on its maturing date, all Series I Notes for an amount of $571.5, within the Notes Issuance Global Program (up to US$ 1 billion or its equivalent in other currencies), authorized by the CNV through Resolution No. 16,670.

n)             Resolution ENACOM No. 3,687-E/17— On-demand spectrum allocation

ENACOM Resolution No. 3,687-E/17, published in the Official Bulletin on May 12, 2017, provided the call for the on-demand frequency allocation of the 2,500 to 2,690 MHz radio spectrum, stating the procedure, obligations and compensations to be fulfilled by the Mobile Communications Service providers who qualify to participate, in accordance with the provisions of Section 4 of Decree No. 1,340/17.

The Resolution provided to group the frequency channels to be allocated in three (3) Lots: two (2) Lots of 30 MHz, containing three (3) frequency channels in the FDD mode each, and one (1) Lot of 40 MHz, containing two (2) frequency channels in FDD mode (20 MHz) and four (4) frequency channels in TDD mode (40 MHz) with a TDD channels trade option for a Lot of 10 MHz in FDD for two years extent if certain conditions are met, according to the channeling provided in ENACOM Resolution No. 1,034-E/17 and its amendment (ENACOM Resolution N° 1,956-E/17). According to the characteristics of the 2,500 to 2,690 MHz band, the authorization of use of the frequency channels that compose each Lot must be issued by each locality.

On May 24, 2017, Personal filed to ENACOM the Envelope with its On-demand Allocation Request, according to the provisions of Resolution No. 3,687-E/17.

On June 2, 2017, ENACOM announced four bidders in the opening auction session: (Telefónica Móviles Argentina S.A. (“TMA”), AMX Argentina S.A. (“AMX”), Personal and Telecentro S.A. (“Telecentro”). Attending to the observations made by the bidders, it was decided to adjourn the session so that, within 10 days, the ENACOM could treat the mentioned observations, setting June 16, 2017as the new date for the auction session reopening.

ENACOM Resolution No. 4,767 E/17 issued on June 12, 2017, provided that Telecentro did not meet the requirements to be considered a qualified bidder, in accordance with the provisions of Section 2 of ENACOM Resolution No. 3,687 E/17, as it is not a current provider of mobile communications services, according to the provisions of Section 3 of Decree No. 798/16. As a result, its request for on-demand spectrum allocation was rejected.

On June 16, 2017 the auction session reopening was performed, with the participation of TMA, AMX and Personal, resulting TMA applying for Lot A, AMX applying for Lot B, and Personal applying for Lot C, thus resolving the observations made by the bidders at the opening auction session held on June 2, 2017.

On July 5, 2017, ENACOM notified Personal of its Resolution No. 5,478-E/17 through which the frequencies included in Lot A were assigned to TMA, the frequencies included in Lot B were assigned to AMX and the frequencies included in Lot C were assigned to Personal (all of them stated in Annex I of ENACOM Resolution No. 3,687 E/17), in the locations detailed in the respective Annexes (attached to Resolution No. 5,478-E/17) as requested by each provider. The Resolution provides that the enforcement of its provisions will be operative, within the Departments of San Rafael, General Alvear and Malargüe, of the Province of Mendoza, once the judicial decision ordered by the Federal Court of San Rafael in the legal process entitled “CABLE TELEVISORA COLOR S.A. c/ PEN AND OTHER S/ AMPARO Ley 19,986-File No. 5,472/17” had been revoked.

The spectrum allocation will last 15 years since CABA plus other thirteen areas are free of interference over a total of 18 provincial capitals plus Rosario, Mar del Plata and Bahia Blanca and will demand payment of up to approximately U$S 55.9 million (subject to certain compensation clauses for early or late releases) to be paid by localities released from interference on every January of the following year of the year of the effective release. The conditions for the spectrum allocation include certain obligations regarding the service launch by localities, penalty clauses for non-compliance with the deadlines established by localities (which would involve the frequency return plus a fine equivalent to 15% of the spectrum value of the locality involved) and certain guarantees required, among them, the deployment.

o)             SU Programs

•             Technological Area Installation Project into state-managed schools: through ENACOM Resolution No. 3,701 E/17, published in the Official Bulletin on May 15, 2017 the technological area installation project (internal network, servers, routers and cables) into 18,320 stated-managed schools was approved, that will enable Broadband Internet service. This service provision has administrative and educational goals, according to each school’s need, and was launched within the Digital Education Network Program approved by ENACOM Resolution No. 1,035/17 issued on February 17, 2017. The project performance will be in charge of EDUC.AR S.E. and $2,300 of the FFSU will be allocated to its performance. This Resolution also extends for two years (since its implementation) the bonus of Broadband Internet Service stated in SC Resolution No. 147/10 according to the provisions of Resolution No. 2,530/16 or until the National Ministry of Education and Sports or EDUC.AR S.E. assume this service cost.

•             ICTs Access National Program for old people: This Program, approved by ENACOM Resolution No. 3,248/17, published in the Official Bulletin on May 5, 2017, aims to enable old people to access to equipment that contribute to their integration and social development through the use of ICT services. The program implementation costs will be solved with SU funds. The beneficiaries of the Program will be old people who receive the minimum retirement salary. The Program will be implemented in successive stages through the implementation of specific projects that will delimit the localities, the number of beneficiaries reached in each one and the technical scope of each project.

NOTE 13 — SUBSEQUENT EVENTS TO JUNE 30, 2017

a)        Participating Elaboration of Rules — “ICTs Services Customers Regulation Project

SECTIC Resolution No.12-E/17, published in the Official Bulletin on July 6, 2017, declared the opening of the Procedure provided by the “General Regulation for the Participating Elaboration of Rules”, in relation with the “ICTs Services Customers Regulation” project. Telecom Argentina and Personal are analyzing the proposed project and will file their opinions and proposals within the 30 working day period provided by the Resolution.

b)        Ministries Law Amendment — MINICOM removal

On July 17, 2017, Decree No. 513 was published. This Decree amended the Law of Ministries by removing the Ministry of Communications, created by Decree No. 13/15. The Decree delegates on the Ministry of Modernization the competence to assist the PEN and the Chief of Ministers in everything inherent to public employment, management innovation, procurement regime, information technologies, telecommunications, audiovisual media services and postal services.

In particular, the Ministry has among its duties:

•                  The development and implementation of the telecommunications policy.

•                  The elaboration of the tariff structures in its competence area.

•                  The elaboration of policies, laws and treaties in its competence area and supervise the service providers’ control bodies in its competence area.

•                  The elaboration of licenses regulation, authorizations or registries of services in its competence area or of other authorization certificates to federal regimes in the matter granted by the National Government or the provinces.

•                  Establish tariff, fees and rates regimes for activities related to its competence area.

•                  The elaboration, execution, control and regulation of the postal service regime.

•                  The research and technological development in the different areas of its competence competition.

•                  The promotion of universal access to new technologies as information and knowledge tools, as well as understand the coordination with Provinces, companies and bodies, to optimize the use of existing networks.

•                  Manage the National Government equity interests in ARSAT S.A. and CORREO OFICIAL DE LA REPUBLICA ARGENTINA S.A.

c)         Salary agreements

In July 2017, the Telecom Group has signed a preliminary agreement with the Unions for the period July 2017 - June 2018, and, currently, Telecom Argentina is closing the definitive agreements with the several Unions associations. As a result the mentioned, the unionized employees will receive in different installments/fixed payments, amounts that will represent 25% of its salaries.

Mariano Ibáñez
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 11, 2017	By:	/s/ Pedro G. Insussarry
		Name:	Pedro G. Insussarry
		Title:	Responsible for Market Relations